As Filed with the Securities and Exchange Commission
			 on September 6, 1995

			Registration No. 33-55201
		    UNITED STATES AND EXCHANGE COMMISSION
			   Washington, D.C. 20549

			     AMENDMENT NO. 5
				  To
				FORM S-2

	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

			    CBC BANCORP, INC.
	   (Exact name of Registrant as specified in its charter)

	 CONNECTICUT                            06-1179862
      (State of incorporation)        (I.R.S. Employer I.D. No.)

	       128 AMITY ROAD, WOODBRIDGE, CONNECTICUT 06525
			     (203) 389-2800
      (Address, including zip code, and Telephone Number, including
	  area code of Registrant's Principal Executive Offices)

			    Charles Pignatelli
		   President and Chief Executive Officer
			      128 Amity Road
		     Woodbridge, Connecticut 06525
			      (203) 389-2800
	  (Name, Address, including zip code, and telephone number,
		      including area code, of Agent for Service)

			      With Copies to:

			 Thomas S. Gallagher, Esq.
			     66 Larchmont Avenue
			 Larchmont, New York  10538

      Approximate date of commencement of proposed sales to the public:
      As soon as practicable after the Registration Statement becomes effective.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:
	  /x/

       If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(i) of this form, check the following box:
	  /x/

		       CALCULATION OF REGISTRATION FEE

Title of Each                     Proposed   Proposed
Class of                          Maximum    Maximum
Securities      Amount            Offering   Aggregate       Amount of
to be           to be             Price      Offering        Registration
Registered<F1>  Registered        Per Unit   Price           Fee
Common Stock,
par value       5,109,507         <F3>       $5,748,197<F4>  $1,982.15
$0.01 per
share<F2>

Series I        13,000            <F3>       $1,300,000<F6>  $448.24
Cumulative
Convertible
Preferred
Stock, no par
value<F5>

Series II       50,000            <F3>       $3,700,000<F6>  $1,724.15
Cumulative
Preferred
Stock, no par
value

Series III      396               <F3>       $3,960,000<F6>  $1,241.88
Cumulative
Convertible
Preferred
Stock, no
par value<F7>

Mandatory       $1,090,000        <F3>       $1,090,000<F9>  $375.86
Convertible
Subordinated
Capital Notes
<F8>
Subordinated    $220,000          <F3>       $220,000<F9>    $75.86
Capital Notes

Short-Term      $3,500,000        <F3>       $3,500,000<F9>  $1,206.91
Senior Notes
<F10>

Common Stock    1                 <F3>
Warrant<F11>

Common Stock,                     <F3>
par value
$0.01 per
share<F12>

<F1> This Registration  Statement covers the maximum number of
Registrant's  securities that would be issued in the
transactions described herein.
<F2> Includes  a  maximum  of 3,000,000  shares  of  newly issued
Common Stock to be sold by the Company in the Offering, 1,813,507 shares of Common Stock issued and sold by the Company in a nonpublic privately negotiated sale in August
1992, 46,000 shares of Common Stock reserved for issuance
upon conversion of all 23,000 issued and  outstanding shares of Series I Preferred Stock (which includes the 13,000 shares of Series I Preferred Stock being registered hereunder),
100,626 shares (or such greater or lesser amount as shall
equal 5 percent of issued and outstanding shares of Company
Common Stock) and 149,374 shares (or such lesser number as
may be required) to be reserved by the Company for issuance pursuant to the Company's 1994 Incentive Stock Option Plan.
<F3> Not applicable
<F4> Computed in accordance with  Rule 457(c), based on the last sale price of the Company's Common  Stock on August 19, 1994 of  $1.125  per share  as reported  on the  NASDAQ Small-Cap
Market.
<F5> Each  share  of  Series I  Cumulative  Convertible Preferred
Stock ("Series I Preferred Stock") is convertible, at the option of the holder, into two shares of Common Stock (after giving effect to the one-for-five reverse stock split). This Prospectus covers the maximum number of the shares of Common
Stock issuable upon conversion of the entire Series I Preferred Stock, including the number of shares of Common
Stock issuable upon conversion of the 13,000 shares of Series I Preferred Stock being registered hereunder. The amount of the registration fee attributable to the 13,000 shares of Series I Preferred Stock is included in the calculation of the registration fee due for registration of the shares of Common Stock hereunder.
<F6> Estimated solely for purposes of calculating the registration fee based on the stated value and liquidation preference of
the preferred stock.
<F7> The shares of Series III Preferred Stock are convertible, at the option of the holders, into shares of the Company Common Stock, Preferred Stock or other capital instrument of the
Company, or into a combination of such shares and shares of
Common Stock, Preferred Stock or other capital instrument of the Company's principal subsidiary, Connecticut Bank of
Commerce, with a market value equal to the stated value of
the Series III Preferred Stock, plus accrued and unpaid
dividends. This Registration Statement covers the maximum
number of shares of Common, Preferred or other capital
instrument into which the Series III Preferred Stock is convertible. Based on the $1 per share average of the bid and ask price of the Company's Common Stock on February 17,
1995 and assuming conversion of all of the Series III
Preferred Stock on that date into shares of Company Common
Stock, the holders of the Series III Preferred Stock would
be entitled to receive a total of 3,960,000 shares of
Company Common Stock upon conversion.  Pursuant to Rule
458(i), the registration fee has been calculated on the
basis of the offering price of the Series III Preferred
Stock alone, since no additional consideration will be
received by the Company in connection with the holders'
exercise of the conversion privilege.
<F8> The Mandatory  Convertible   Subordinated  Capital   Notes
("Convertible Debt Securities") are convertible at  any time prior to July 1, 1997 (the "Maturity Date") and are mandatorily convertible at the Maturity Date into shares of Common Stock with a market value equal to the outstanding principal amount plus accrued and unpaid interest. This Registration Statement covers such number of shares of Common Stock as may be issued upon conversion of the Convertible Debt Securities at or prior to the Maturity
Date. Based on the August 19, 1994 last sale price of the Common Stock of $1.125 per share, 968,889 shares of Common
Stock would be issuable by the Company pursuant to the Convertible Debt Securities.
<F9> Estimated solely for purposes of calculating the registration fee based on the aggregate principal amount of the debt
securities.
<F10> Includes a maximum of $3,354,000 of Short-Term Notes to be offered for sale by the Company in the Offering and $148,000 of principal amount of Short-Term Senior Notes currently
outstanding.
<F11> Such indeterminate  number of shares of Common  Stock as may be issued upon exercise of the Warrant. The Warrant is not exercisable unless and until Mr. Lenz's ownership of Common
Stock  falls below  51% and  then  only for  such number  of
shares   of  Common  Stock  as  necessary  to  maintain  his
ownership at the 51 percent level.
<F12> Such  indeterminate number of shares of Common Stock as may be  issued  upon  conversion  of  the  Convertible Capital
Notes or of the Series III Preferred Stock, or upon exercise of the Common Stock Warrant or of the Options.

			CBC BANCORP, INC.

(Cross-Reference Sheet for Registration Statement on Form S-2 and
	  Prospectus

Item Number      Caption             Caption of Prospectus

1.  Forepart of the Registration
    Statement and Outside Front
    Cover Page of Prospectus      Outside Front Cover Page

2.  Inside Front and Outside      Available Information;
    Back Cover Pages of           Incorporation of Certain Document
    Prospectus                    by Reference; Table of Contents

3.  Summary Information, Risk     The Company; Risk Factors
    Factors and Ratio of          and Investment Considerations;
    Earnings to Fixed Charges     Ratio of Earnings to Fixed
				  Charges

4.  Use of Proceeds               Use of Proceeds

5.  Determination of Offering     Risk Factors and Investment
    Price                         Considerations; Description of
				  the Securities

6.  Dilution                      Risk Factors and Investment
				  Considerations -- Immediate and
				  Substantial Dilution

7.  Selling Security-Holders      Selling Securities Holders

8.  Plan of Distribution          Plan of Distribution

9.  Description of Securities
    to be Registered              Description of the Securities

10.  Interests of Named Experts
     and Counsel                  Legal Matters; Experts

11.  Information With Respect     Delivery With the Prospectus
     to the Registrant            of Latest Annual Report on Form
				  10-K, All Quarterly Reports on
				  Form 10-Q and Current Reports on
				  Form 8-K Filed Since End of
				  Fiscal Year Covered By the Annual
				  Report and Latest Definitive
				  Proxy Statement; Incorporation of
				  Certain Documents by Reference

12.  Incorporation of Certain
     Information by Reference     Delivery With the Prospectus
				  of Latest Annual Report on Form
				  10-K, All Quarterly Reports on
				  Form 10-Q and Current Reports on
				  Form 8-K Filed Since End of
				  Fiscal Year Covered By the Annual
				  Report and Latest Definitive
				  Proxy Statement; Incorporation of
				  Certain Documents by Reference

13.  Disclosure of Commission
     Position on Indemnification
     for Securities Act
     Liabilities                  Not Applicable


      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

	SUBJECT TO COMPLETION DATED AUGUST 11, 1995

			   PROSPECTUS
			   CBC BANCORP, INC.

      Common Stock (par value $0.01), Series I Cumulative Convertible Preferred Stock (without par value), Series II Cumulative Preferred Stock (without par value), Series III Cumulative Convertible Preferred Stock (without par value), Mandatory Convertible Subordinated Capital Notes, Subordinated Capital Notes, Short-Term Senior Notes and Common Stock Warrant

      This Prospectus relates to 5,109,507 shares of Common Stock, par value $0.01 per share (the "Common Stock") of CBC Bancorp, Inc. (the "Company"), 13,000 shares of Series I Cumulative Convertible Preferred Stock, without par value, liquidation preference of $100 per share ("Series I Preferred Stock"), 50,000 shares of Series II Cumulative Preferred Stock, without par value, liquidation preference of $74 per share ("Series II Preferred Stock"), 396 shares of Series III Cumulative Convertible Preferred Stock, without par value, liquidation preference of $10,000 per share ("Series III Preferred Stock"), $1,090,000 of Mandatory Convertible Subordinated Capital Notes due July 1, 1997 ("Convertible Debt Securities"), $220,000 of Subordinated Capital Notes, due March 31, 1999 ("Term Debt Securities"), $3,500,000 of Short-Term Senior Notes ("Short-Term Notes") and a warrant to purchase shares of Company Common Stock (the "Warrant"). The Common Stock, the
Series I Preferred Stock, the Series II Preferred Stock, the Series III Preferred Stock, the Convertible Debt Securities, the Term Debt Securities, the Short-Term Notes and the Warrant offered hereby are hereinafter collectively referred to as the "Securities." Of the 5,109,507 shares of Common Stock being registered, 3,000,000 shares (the "New Common Stock") represent newly-issued shares being offered by the Company in a public offering along with or separately from the $3,352,000 of Short-Term Notes (the "New Short-Term Notes") (the offering of the New Common Stock and the New Short-Term Notes are referred to herein collectively as the "Offering"), 1,813,507 shares represent previously issued shares sold by the Company in a nonpublic privately negotiated sale transaction completed in August of 1992, 46,000 shares represent the number of shares issuable upon conversion of all 23,000 issued and outstanding shares of Series I Preferred Stock, 149,374 shares represent the maximum number of shares of Common Stock issuable to selected employees of the Company and the Bank (exclusive of the President and Chief executive Officer of the Company and the Bank) under the Company's 1994 Incentive Stock Option Plan (the "Plan Options") and 100,626 shares representing 5% of the issued and outstanding shares of Company Common Stock (subject to upward adjustment in the event of an increase in the number of issued and outstanding shares), issuable under the Stock Option Agreement, by and between the Company and the Company's President and Chief Executive Officer, dated as of December 13, 1994 (the "Compensatory Options") assuming full vesting and exercise of the Compensatory Options. The Plan Options and the Compensatory Options shall be referred to herein collectively as the "Options" and the shares issuable under the Options shall be referred to herein collectively as the "Option Shares". As of the date of this Prospectus, $1,090,000 of Convertible Debt Securities, $220,000 of Term Debt Securities and $148,000 of Short-Term
Notes remain outstanding. The Convertible Debt Securities, the Term Debt Securities and the Short-Term Notes rank senior to the Company's Common
Stock and Series I, II and III Preferred Stock. The Convertible Debt Securities and the Term Debt Securities rank on a par with each other and rank junior to the Short-Term Notes and any other senior indebtedness of the Company. The Company is authorized to issue other forms of senior indebtedness which will have priority over the Convertible Debt Securities, the Term Debt Securities and any other junior or subordinated debt of the Company. The Company, however, may not in the future issue any senior indebtedness that is senior to, or on a par with, the $3,500,000 of Short-Term Notes.

      The Company is offering to sell up to 3,000,000 shares of the New Common Stock to the public, including the Company's current shareholders, depositors and other customers of the Bank as well as persons or entities residing within and outside of the Bank's market area, at the price of $2.50 per share of New Common Stock. AS OF
JUNE 21, 1995, THE CLOSING BID AND ASK PRICES OF THE
COMPANY'S COMMON STOCK WERE $0.50 AND $1.125,
RESPECTIVELY. The
Company intends to commence the sale of the New Common Stock immediately upon the effective date of the Registration Statement of which this Prospectus is a part and continue the offering of the New Common Stock until such time as the Board of Directors determines to terminate the Offering. There is no limit on the number of shares of New Common Stock that may be subscribed for or purchased in the Offering, subject to receipt of any necessary regulatory approvals.
See "Plan of Distribution". Concurrently with the New Common Stock Offering, or upon termination of such Offering, the Company may offer for public sale up to $3,352,000 of the New Short-Term Notes directly or through one or more registered broker-dealers. Based on the market conditions at the time of the Offering, the Company may sell the Short-Term Notes to one or more accredited investors. See "Plan of Distribution." Under the terms of the Bank's recently amended Revised Capital Plan, the Company's principal shareholder, Mr. Randolph W. Lenz, has agreed to purchase such amount of unsold New Common Stock or New Short-Term Notes offered by the Company hereby as will permit the Company to realize a minimum of $1.2 million of net proceeds in connection with its Offering on or before September 30, 1995. See "Regulation and Supervision of the Company and the Bank--The Bank's Initial and Revised Capital Plans". The Company reserves the right to terminate the Offering in its sole and absolute discretion without notice prior to delivery of the certificates or notes evidencing the New Common Stock or the New Short-Term Notes.

	All of the Securities offered hereby, except for the New Common Stock and the $3,352,000 of New Short-Term Notes, are being registered for the account of the holder of the respective Securities (the "Selling Securities Holders"). The Company will not receive any of the proceeds from the sale of the Selling Securities Holders' Securities. See "Selling Securities Holders." Upon exercise of the Options, however, the Company will receive the applicable exercise price for the Option Shares. In addition, the Company will receive the proceeds from the sale of the New Common Stock and $3,352,000 of Short-Term Notes. All expenses of registration of the Securities, estimated to be approximately $175,000, shall be borne by the Company. Normal commission expense and brokerage fees, as well as any applicable transfer taxes are payable individually by the Company or the Selling Securities Holders, as applicable.

      This Prospectus also relates to shares of Common Stock issuable upon conversion of the Series I and Series III Preferred Stock, shares of Common Stock issuable upon the conversion of the Convertible Debt Securities, shares of Common Stock issuable upon exercise of the Warrant and shares of Common Stock issuable upon the exercise of the Incentive Options and the Compensatory Options.

      Until June 22, 1995, the Common Stock was listed on the National Association of Securities Dealers Automated Quotations Small-Cap Market ("NASDAQ Small-Cap Market") under the symbol "CBCB." On June 22, 1995, the Company's Common Stock was delisted by the NASDAQ due to the failure of the Company to comply with the minimum bid price requirement of $1.00 per share and the minimum market value of public float requirement of $200,000. In addition, at the time the Common Stock was delisted, the Company had only one market maker rather than two market makers mandated by the NASDAQ listing requirements. As of June 21, 1995, the closing bid price of the Common Stock, as reported by the NASDAQ Small-Cap Market, was $0.50 per share. From the date of delisting until the shares of Common Stock are relisted on the NASDAQ Small-Cap Market, the trading of the Common Stock will be conducted in the over-the-counter market in the so-called "pink sheets" or, if then available, the OTC Bulletin Board Service. As a result, an investor in the shares of Common Stock may find it more difficult to dispose of, or to obtain accurate quotations as to the value of the Company's Common Stock. See "Risk Factors and Investment Considerations".

      Based on the successful completion of the Offering of the New Common Stock, the Company will apply to have the existing shares of Common Stock relisted on the NASDAQ Small-Cap Market and will apply to have the shares of New Common Stock sold hereby listed on the NASDAQ Small-Cap Market. Prior to this Offering, there has not been an active market for the Common Stock or any of the other Securities. There can be no assurance that an active market will develop in the future for any of the Securities or that any such market will continue after the sale of the Securities covered hereby.

      The Securities being offered hereby may be sold to underwriters for public offering pursuant to the terms of an offering established at the time of sale. In addition, the Securities may be sold by the Company or the Selling Securities Holders directly or through normal brokerage channels by dealers or agents. Any underwriters, dealers or agents participating in the offering of the Securities may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

      See "Risk Factors and Investment Considerations" set forth at page 14 through 24 of the Prospectus for a discussion of certain factors that should be considered by each prospective investor in the Securities.

	       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATES SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATES SECURITIES COMMISSION PASSED UPON
	       THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.   ANY
	       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	       THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

	 The date of this Prospectus is August 14, 1995.

      The Company does not contemplate any underwriting being utilized in connection with the offering and sale of the Securities being registered hereunder. The Company is offering to sell up to 3,000,000 shares of New Common Stock in a public offering to commence as soon as practicable following the effectiveness of the Registration Statement of which this Prospectus is a part. See "Plan of Distribution". The Company may offer concurrently with, or at the termination of, the public offering of the New Common Stock, up to $3,352,000 of principal amount of the New Short-Term Notes. The New Short-Term Notes may be sold in a public offering or in one or more a privately negotiated transactions as determined by the Board of Directors at the time of the sale. In the event an underwriter is utilized by the Company in connection with the Offering, this Prospectus or a supplement thereto (the "Prospectus Supplement") shall set forth the names of the underwriters, any applicable commissions or discounts, the net proceeds to the Company and any other terms of the Offering. Except as may be indicated herein or in a Prospectus Supplement, the Securities are being offered without any underwriting discounts. All expenses of registration of the Securities shall be borne by the Company. Normal brokerage commissions, discounts and fees are payable individually by the Selling Securities Holders. See "Plan of Distribution."

       DELIVERY OF LATEST ANNUAL REPORT ON FORM 10-K, ALL QUARTERLY REPORTS ON FORM 10-Q AND CURRENT REPORTS ON FORM 8-K FILED SINCE END OF THE FISCAL YEAR COVERED BY LATEST ANNUAL REPORT AND LATEST DEFINITIVE PROXY STATEMENT WITH THE PROSPECTUS

      A copy of the Company's latest Annual Report on Form 10-K (without exhibits), all Quarterly Reports (if any) on Form 10-Q and Current Reports (if any) on Form 8-K and the latest Definitive Proxy Statement accompany this Prospectus. A prospective investor in any of the Securities offered hereby should carefully review the information contained therein as well as the information contained in this Prospectus prior to making an investment decision. The Company will furnish without charge a copy of these documents to each person to whom this Prospectus is delivered upon written or oral request of such person. See "Incorporation of Certain Documents By Reference."

	  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents, previously filed by the Company with the Securities and Exchange Commission ("Commission"), pursuant to
      Section 13 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), are incorporated herein by reference:

      (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1994;

      (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;

      (c) The Company's Current Reports on Form 8-K dated June 22, 1995 and July 11, 1995; and

      (d) The Company's definitive Proxy Statement, dated June 7, 1995, for 1995 Annual Meeting of Shareholders.

      All reports and definitive proxy or information statements filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies shall be directed to Corporate Secretary, CBC Bancorp, Inc., 128 Amity Road, Woodbridge, Connecticut 06525. Telephone requests may be directed to the Company's Corporate Secretary at (203) 389-2800.

		     AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Exchange Act and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the following public reference facilities maintained by the
Commission: 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, New York, New York 10048; and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon payment of prescribed rates.
Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National
Association of Securities  Dealers,  1735 K Street,  N.W.,
Washington, D.C. 20006.

      Additional information regarding the Company and the Securities offered hereby is contained in the Registration Statement, and the exhibits relating thereto, filed with Commission under the Securities Act. For further information concerning the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

		      PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including notes thereto) included elsewhere in this Prospectus or in the documents accompanying this Prospectus.

			 The Company

      CBC Bancorp, Inc. (the "Company") is a registered bank holding company. The Company's principal subsidiary is Connecticut Bank of Commerce (the "Bank"), a Connecticut chartered commercial bank. The Company also owns an immaterial subsidiary, Amity Loans, Inc. The Bank is a full-service commercial bank with its main office in Woodbridge, Connecticut, and three other branch offices located in Branford, Norwalk and Stamford, Connecticut. From its main office and other banking offices, the Bank provides a broad range of commercial and consumer banking services to businesses and consumers located in New Haven and Fairfield counties and throughout Connecticut, including checking and savings accounts and loans to small and medium-sized businesses, professional organizations and individuals. All deposits in the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") to the extent permitted by law.

      As of December 31, 1994, the Company had consolidated total assets of approximately $92.7 million, total deposits of approximately $87.5 million and total shareholders' equity of approximately $1.5 million. As of December 31, 1994, the Bank had a Tier 1 Capital to total assets ratio (the "Leverage Ratio") of 3.95% compared with a Leverage Ratio of 6% required by the 1991 FDIC Order to Cease and Desist ("1991 Order"), a Tier 1 Capital to risk based assets ratio of 5.97% compared with a minimum Tier 1 risked based capital ratio of 4%, and a 7.26% total capital to risked based assets ratio compared with a minimum total capital to risked based assets ratio of 8%. Based on the Bank's regulatory capital levels, the Bank was deemed to be inadequately capitalized.

	The Connecticut Department of Banking recently completed its regulatory examination of the Bank as of the close of business on April 4, 1995. While the Bank was required to make certain adjustments which are expected to reduce the Bank's and the Company's capital as of June 30, 1995 by approximately $300,000, the adjustments are minimal in comparison to the results from each of the previous five regulatory examinations of the Bank conducted by the Connecticut Banking Department and the FDIC. In addition, the Connecticut Banking Department determined that the Bank's allowance for loan losses was adequate as of the examination date.

			 The Offering

Securities Offered........  5,109,507 shares of Company Common
			    Stock, par value $0.01 per share

			    13,000 shares of Series I Cumulative
			    Convertible Preferred Stock, without
			    value, liquidation preference of $100
			    per share

			    50,000 shares of Series II Cumulative
			    Preferred Stock, without par value,
			    liquidation preference of $74 per share

			    396 shares of Series III Cumulative
			    Convertible Preferred Stock, without
			    par value, liquidation preference of
			    $10,000 per share

			    $1,090,000 of Mandatory Convertible
			    Subordinated Capital Notes due July 1,
			    1997

			    $220,000 of Subordinated Capital Notes
			    due March 31, 1999

			    $3,500,000 of Short-Term Senior Notes
			    due September 1, 1996

			    Warrant to purchase shares of Company
			    Common Stock under certain
			    circumstances

Securities Offered
 By the Company...........  Up to 3,000,000 shares of Common Stock
			    (the "New Common Stock") and up to
			    $3,352,000 of principal amount of
			    Short-Term Notes (the "New Short-Term
			    Notes") represent newly-issued
			    securities being offered for sale by
			    the Company.

Securities Offered
  By Existing Holders...... 2,109,507 shares of Common Stock,
			    13,000 shares of Series I, 50,000
			    shares of Series II, 396 shares of
			    Series III Preferred Stock, $1,090,000
			    of Convertible Debt Securities,
			    $220,000 of Term Debt Securities and
			    $148,000 of Short-Term Notes represent
			    previously issued securities of the
			    Company or securities of the Company
			    issuable pursuant to existing
			    conversion rights, warrants or
			    stock options, being registered for the
			    account of the holders thereof (the
			    "Selling Securities Holders"). The
			    Company will not receive any of the
			    proceeds from the sale of the Selling
			    Securities Holders' Securities.

Use of Proceeds...........  It is contemplated that the net
			    proceeds from the Company's sale of the
			    New Common Stock and the New Short-Term
			    Notes will be contributed to the Bank
			    as additional equity capital. If the
			    Company realizes net proceeds of
			    approximately $1.2 million  from the
			    sale of the New Common Stock, the New
			    Short-Term Notes, or a combination
			    thereof, based on the Bank's financial
			    statements as of December 31, 1994 and
			    March 31, 1995, the additional capital
			    would permit the Bank to comply with
			    the terms of the Bank's recently
			    amended Revised Capital Plan, which
			    requires the Bank to increase its Tier

			    1 equity capital by no less than $1.2
			    million on or before September 30, 1995
			    and will change the Bank's capital
			    category from "undercapitalized" to
			    "adequately capitalized" as defined in
			    the FDIC Improvement Act of 1991. Under
			    the terms of the Bank's recently
			    amended Revised Capital Plan, the
			    Company's principal shareholder, Mr.
			    Randolph W. Lenz, has agreed to
			    purchase such amount of unsold New
			    Common Stock or New Short-Term Notes
			    offered by the Company hereby as will
			    permit the Company to realize a minimum
			    of $1.2 million of net proceeds in
			    connection with its Offering on or
			    before September 30, 1995.

      For a more detailed discussion of the terms of the Securities, see "Description of the Securities."

			    Risk Factors

      An investment in the Securities involves a high degree of risk. For a discussion of certain matters that should be considered by prospective investors in connection with the Offering, see "Risk Factors."

	       Summary Consolidated Financial Data

     The summary historical consolidated financial data of the Company set forth below for the years ended December 31, 1994, 1993 and 1992 have been derived from the audited financial statements of the Company and related notes thereto appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 which accompanies this Prospectus.

		   ($ in thousands, except for per share data)
				  Year Ended December 31,
			  1994            1993            1992
Income Statement Data:
 Net interest income       $4,093           $5,673          $6,768
 Net income(loss)          (3,889)          (6,422)         (4,844)
Balance Sheet Data
(Period End):
 Total Assets             $92,722         $123,359        $151,125
 Loans (net)               59,070           84,215         106,728
 Total Deposits            87,474          121,081         141,192
 Stockholders' Equity       1,465           (2,627)          3,688
Common Stock Per
Share Data<F1>:
 Net income (loss)<F2>     ($1.93)          ($4.10)         ($7.45)
 Book value<F3>             (4.16)           (1.80)           2.00

<F1>  The per share data reflect the one-for-five reverse stock split which was effective July 25, 1994.
<F2>  For purposes of calculating earnings per share, shares of Common
Stock issuable upon exercise of outstanding stock options and the Warrant were excluded. The number of shares issuable upon exercise of outstanding stock options is not material and the Warrant is not exercisable by the holder until such time as the Company issues or is on notice of the issuance of additional shares of Common Stock, wither in connection with the Company's sale of additional shares of Common
Stock or as a result of the exercise of outstanding warrants, options or similar rights or form the conversion or exchange of existing equity or debt securities convertible or exchangeable into shares of Common
Stock, which have the effect of lowering the ownership level of the holder of the Warrant below 51% of the issued and outstanding shares of Common Stock on a fully diluted basis.
<F3> Book value per share has been calculated by dividing total stockholders' common equity by the number of shares of Common Stock outstanding as of the end of a period.

		RISK FACTORS AND INVESTMENT CONSIDERATIONS

      An investment in the Securities involves a high degree of risk. Prospective purchasers should give careful consideration to the specific factors set forth below and the other information set forth elsewhere in this Prospectus.

1.    IMMEDIATE AND SUBSTANTIAL DILUTION

      Purchasers of the New Common Stock offered hereby will incur an immediate and substantial dilution of approximately $2,915,000 or $5.30 per share in their investment in that the net tangible book value of the Company's Common Stock after the sale of 550,000 shares of New Common
Stock will be ($7,172,058) or ($2.80) per share as compared to the offering price of $2.50 per share.

      At December 31, 1994, the net tangible book value of the Company and based on shares of Common Stock outstanding was ($8,372,058) or ($4.16) per share of Common Stock. Net tangible book value per share of Common Stock represents the amount of the Company's tangible common equity after deduction of preferred stock divided by the total number of shares of Common Stock outstanding. After giving effect to the Offering of 550,000 shares of Common Stock at a price of $2.50 per share and after deducting estimated expenses of $175,000 associated with the Offering and based on shares of Common Stock outstanding, the pro forma net tangible book value of the Company at December 31, 1994 would have been ($2.80) per share.
This represents an immediate dilution in net book value of $5.30 per share to investors in the New Common Stock and an increase in net book value of $1.36 per share to existing holders of Company Common Stock. The following table illustrates this per share dilution:

Assumed offering price per share of New
  Common Stock                                         $2.50

Net tangible book value at December 31,
1994 before the Offering                               ($4.16)

Increase per share attributable to the
  Offering assuming sale of 550,000
  shares of New Common Stock                           $1.36

Pro forma net tangible book value per share
  after Offering                                       ($2.80)

Dilution per share to investors in the
  New Common Stock                                     $5.30

      The following table summarizes the number of shares of Common Stock to be owned by current stockholders of the Company and by new investors in the New Common Stock and the total consideration paid and the average price per share paid by current stockholders and to be paid by new investors purchasing shares of the New Common Stock in the Offering after giving effect to the Offering assuming the sale of 550,000 shares of New Common Stock.

					 Total                  Average
		  Share Ownership     Consideration             Price
		 Number     Percent   Amount        Percent     Per Share
Current
Stockholders     2,012,514  79%       $11,702,000   89%         $5.81

New Investors    550,000    21%       $1,375,000    11%         $2.50

Total            2,562,514  100%      $13,077,000   100%        $5.10

2.  THE COMPANY'S HISTORY OF SIGNIFICANT OPERATING LOSSES COULD
    CONTINUE RESULTING IN LOSSES TO INVESTORS IN THE SECURITIES

    The Company had significant losses in each of the past five years, resulting primarily from the deterioration in the Bank's loan portfolio. These losses totaled $2.6 million, $5.8 million, $4.8 million, $6.4 million and $3.9 million for the 1990, 1991, 1992, 1993 and 1994 fiscal years. The economy in the Bank's market area, New Haven and Fairfield Counties, Connecticut, and in New England generally, had been affected severely by declining real estate market values, as well as by a significant decline in economic activity and a resulting increase in unemployment. The decline in real estate values has had a material, negative effect on the condition of the Bank's loan portfolio, as real estate that collateralizes the Bank's loans has decreased in value, and as borrowers, affected by the deterioration in the regional economy, have become less able to meet their obligations to make principal and interest payments to the Bank. Accordingly, non-performing assets, past due loans, provisions for loan losses and charge-offs of loans have all increased significantly.

    In light of current conditions and the possibility of further deterioration in the real estate market, additional loan loss provisions may be necessary, and additional charge-offs of loans may occur. The Company cannot predict the strength or timing of the economic recovery in the Bank's market area or in New England in the foreseeable future, and if the regional economy starts to deteriorate again, the financial condition and results of operations of the Company will likely be adversely impacted.

    During 1994, the Company was required by bank regulatory authorities to increase its regulatory capital through the issuance of equity and debt securities. The proceeds from the Company's various issuances of equity and debt securities during 1994 were contributed to the Bank to increase its regulatory capital levels as provided in the Bank's Initial and Revised Capital Plans, and the bulk of the net proceeds from the Company's offering of the New Common Stock or the New Short-Term Notes will be so contributed. See "Use of Proceeds." Notwithstanding such capital infusions to the Bank, the financial condition of the Bank may deteriorate based on the economic conditions prevailing in the Bank's market place. Non-performing assets, which include nonaccrual loans, loans 90 days or more past due on accrual status and other real estate owned, were $13,503,000 at December 31, 1994 a decrease of approximately 32% from the $19,878,000 of non-performing assets at December 31, 1993. Whether additional loans will become classified as non-performing will depend, among other things, on whether economic conditions and real estate values continue to deteriorate. The level of non-performing assets will also depend on the extent to which loans return to performing assets and the Bank is successful in disposing of other real estate owned ("OREO").

    Earnings for 1995 will continue to be constrained by the high level of non-performing assets, the expenses of collecting problem loans and the carrying costs of OREO. The Company believes that the allowance for loan losses is adequate. While the Company uses available information to recognize possible loan losses, future additions to the allowance may be necessary based on changes in economic conditions particularly in the Bank's service area, New Haven and Fairfield Counties, Connecticut. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may recommend that the Bank recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

      The future success of the Bank is significantly dependent upon the quality of its assets. Although management of the Bank has devoted substantial time and resources to the identification, collection and workout of non-performing and other classified assets, the quality of the Bank's loan portfolio in future periods and, thus, the Bank's financial condition and results of operations will continue to depend significantly upon conditions in the local real estate market and the overall economy in the Bank's market area. The Bank's future results of operations will continue to be significantly affected if the current high level of non-performing assets cannot be further reduced without incurring additional material losses. The Bank's ability to further reduce its current level of non-performing assets without additional losses will be highly dependent on factors outside the control of the Bank's management, including but not limited to, conditions in the relevant real estate markets, prevailing interest rates and economic trends. Although management utilizes its best judgment in providing for losses with respect to such non-performing assets, there can be no assurance that the Bank will be able to dispose of its non-performing assets without establishing additional provisions for losses on loans or further reductions in the carrying value of its ISFs and OREO, which could be material. Thus, investors in any of the Securities offered hereby may suffer a partial or complete loss of their investment if the Bank's capital is significantly eroded through continued operating losses or material additions to the Bank's provisions for loan losses.

3.    THE INDEPENDENT AUDITORS' REPORT STATES THAT CIRCUMSTANCES
      EXIST WHICH RAISE SUBSTANTIAL DOUBT ABOUT THE ABILITY OF THE COMPANY TO CONTINUE AS A GOING CONCERN

      The independent auditors' report on the 1994 Consolidated
Financial Statements of the Company set forth in the Company's
Financial Report on Form 10-K expresses an unqualified opinion that includes an explanatory paragraph relating to circumstances that raise substantial doubt about the Company's ability to continue as a going concern. Specifically, the independent auditors' report notes that as of December 31, 1994, the Bank, the Company's principal asset, did not met the minimum leverage and total risk-based capital requirements and the Bank has suffered recurring losses from operations. The auditors' report states that these circumstances raise substantial doubt about the ability of the Bank to continue as a going concern. The Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 do not reflect any adjustments that might result from the resolution of this uncertainty. If the Bank does not continue as a going concern, the investors investment in the Securities would be adversely impacted. Management's plans for addressing these issues are discussed in "REGULATION AND SUPERVISION OF THE COMPANY AND THE BANK - The Bank's Initial and Revised Capital Plans."

4.    THE COMPANY'S FUTURE SALE OF EQUITY OR DEBT SECURITIES
      COULD ADVERSELY AFFECT THE MARKET PRICE AND SALABILITY
      OF THE SECURITIES

      Under the Company's Certificate of Incorporation (the
"Certificate"), the Board of Directors is authorized, without further shareholder action, to provide for the issuance of additional shares of Common Stock and of preferred stock in one or more series and with such designations, number of shares, relative rights, preferences and limitations as set forth in duly adopted resolutions of the Board of Directors providing for such issuance. In addition, the Board of Directors is authorized, without shareholder approval, to grant options and warrants to third parties to acquire shares of Company Common Stock. Further, the Board of Directors is authorized, without the approval of any holder of the Company's equity securities or of the Company's subordinated or junior debt securities of the Company, to provide for the issuance of additional subordinated, junior or senior debt securities. If the Board of Directors issues any additional Securities, including any equity or debt securities senior or on a par with the Securities acquired by an investor, or grants any options, warrants or similar rights in the future, the prevailing market price of the Company's issued and outstanding Securities could be adversely affected.

5.   THE COMPANY IS CONTROLLED, AND AFTER THE OFFERING WILL
     CONTINUE TO BE CONTROLLED, BY A SINGLE SHAREHOLDER, THEREBY
     RESTRICTING THE ABILITY OF OTHER HOLDERS OF COMPANY COMMON
     STOCK TO MAKE CHANGES IN THE BOARD OF DIRECTORS OR MANAGEMENT OR TO OTHERWISE CONTROL THE COMPANY'S AFFAIRS

      Mr. Randolph W. Lenz, the Chairman of the Board of the Company and the Bank, owns approximately 90 percent of the issued and outstanding shares of Common Stock and will own at least 51 percent of the issued and outstanding shares of Common Stock following the Offering.
      Mr. Lenz, pursuant to the terms of the Warrant will have the ability to maintain his Common Stock ownership at the 51 percent level. See "Description of the Securities -- Warrant." Accordingly, Mr. Lenz will be able, for so long as he owns a majority of the issued and outstanding shares of Common Stock, to elect all of the Company's directors, to effect an amendment to the Company's Certificate or to effect a merger, sale of assets or other significant corporate transactions without the approval of the Company's other stockholders and to render more difficult or to discourage unsolicited attempts to acquire the Company. The existence of a single controlling shareholder may adversely affect the market price or salability of the Company's Securities.

6.   FAILURE TO COMPLY WITH REGULATORY CAPITAL REQUIREMENTS
     COULD RESULT IN FURTHER REGULATORY ACTIONS, INCLUDING, IN THE MOST SEVERE CASES, THE CLOSURE OF THE BANK AND THE LOSS OF
     INVESTORS' INVESTMENT IN THE SECURITIES

    In July 1991, the Bank entered into the 1991 Order with the FDIC and the Connecticut Banking Commissioner ("Banking Commissioner") pursuant to which the Bank agreed to increase its Tier 1 Leverage Ratio to 6 percent by July 1993 and to maintain its Tier 1 Leverage Ratio at that level until such regulatory order is modified or terminated. Under the terms of the Bank's approved Revised Capital Plan, as amended, the Bank is required to increase its Tier 1 Leverage Ratio to 5 percent by September 30, 1995 and to 6 percent by December 31, 1996.

    The future success of the Company is dependent upon the Bank's ability to comply with the terms of the Revised Capital Plan and the 1991 Order which require, among other things, that the Bank meet prescribed capital levels, continue to maintain sufficient liquidity and ultimately return to profitable operation. The Bank's ability to comply with the terms of the Revised Capital Plan and the 1991 Order is largely dependent upon the Bank's ability to continue the resolution and conversion of its non-performing loans into performing loans.

      A comparison of the Bank's minimum regulatory capital levels and the Bank's actual capital at December 31, 1993 and at December 31, 1994 is set forth in the table below:
($ in
thousands)       Minimum                      Minimum
Regulatory       Capital        Actual        Capital       Actual
Capital          Required       Capital       Required      Capital
Requirements:    December 31,   December 31,  December 31,  December 31,
		 1993           1993          1994          1994
Total risk-
based capital
percentage       8.00%          (2.53%)       8.00%         7.26%

Total risk-
based capital    7,592          (2,397)       5,059         4,590

Tier 1
risk-based
capital
percentage       4.00%          (2.53%)       4.00%         5.97%

Tier 1
risk-based
capital          3,896          (2,397)       2,530         3,777

Leverage
(per order)
percentage       6.00%          (1.82%)       6.00%         3.95%

Leverage
(per order)      7,895          (2,397)       5,725         3,799

      The Bank's Revised Capital Plan is predicated on the Bank's ability to raise its capital levels through a combination of retained earnings and an equity or debt offering by the Company. Although the Bank expects that the capital raised in the sale of the New Common Stock or the New Short-Term Notes will be sufficient to enable the Bank to achieve compliance with applicable regulatory capital requirements, any failure by the Bank to maintain such compliance or comply with minimum regulatory capital requirements or the capital requirements imposed by the Revised Capital Plan and the 1991 Order could lead to further action by bank regulators, which may include, under certain circumstances, the appointment of a conservator or receiver for the Bank. Section 38 of the Federal
Deposit Insurance Act, as added by the FDIC Improvement Act, requires, among other things, that the federal banking agencies establish five capital levels for insured depository institutions ("well-capitalized,"
"adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and requires or permits such agencies to take certain supervisory actions as an insured institution's capital level falls. Under regulations adopted by the federal banking agencies to implement these requirements, which were effective as of December 19, 1992, the Bank is considered "undercapitalized" for this purpose. Undercapitalized and lower rated institutions are subject to a number of mandatory and discretionary supervisory actions. These powers and authorities are in addition to the traditional powers of the federal banking agencies that deal with undercapitalized institutions. In addition, the FDIC deposit insurance premiums required to be paid by institutions beginning with the first semi-annual assessment period of 1993 depend, in part, on their capital levels.

      If at least $1.2 million of net proceeds is raised in the sale of the New Common Stock, the New Short-Term Notes or a combination thereof, management believes that the Bank will be in compliance with the Revised Capital Plan and will have a Tier 1 Leverage Ratio of greater than 5 percent and a Total risked-based Capital of in excess of 8 percent. As a result, upon completion of the sale of the New Common Stock or New Short-Term Notes, the Bank should be deemed "adequately capitalized" for purposes of Section 38 of the FDIA. However, no assurance can be given that the Bank will be able to achieve compliance with all applicable regulatory capital requirements following the sale of the New Common Stock or the New Short-Term Notes in the Offering. The Bank's ability to comply with all applicable capital requirements depends upon the net proceeds from the sale, the Bank's future results of operations, as well as its ability to reduce its levels of ISFs, OREO and other problem assets without recognizing additional significant losses or reductions in carrying values.

      If the Bank is unable to achieve or maintain regulatory capital requirements, or if the Bank fails to comply with the provisions of the Revised Capital Plan and the 1991 Order, the FDIC and the Banking Commissioner could impose additional restrictions on the Bank's operations and could take actions which give such authorities greater control over the Bank. There also can be no assurance that the Bank will not be subject to additional capital requirements in the future, either as a result of regulations, guidelines and policies of general applicability or individual regulatory capital requirements which are applied to the Bank. Furthermore, if the Bank's tangible capital drops below 2% of total assets, the FDIC is required, pursuant to the FDIC Improvement Act, except under certain limited circumstances, to appoint a conservator or receiver for the Bank, in which case the value of a holder's investment in any of the Securities, including the New Common Stock, would, in all likelihood, have little or no value.

7. FAILURE TO COMPLY WITH THE 1991 AND 1993 ORDERS COULD RESULT IN FURTHER LIMITATIONS ON THE BANK'S OPERATIONS AND, IN THE
    SEVEREST CASE, THE APPOINTMENT OF A CONSERVATOR OR RECEIVER

     Under the terms of the 1991 Order, the Bank is required to achieve a Tier 1 Leverage Ratio of 6 percent. The FDIC, by virtue of its approval of the Bank's Revised Capital Plan, has given the Bank until December
31, 1996 to achieve this level of Tier 1 Capital, provided that the Bank complies with the terms of the Bank's Revised Capital Plan. The
Bank's Revised Capital Plan provides for the Bank to achieve certain earnings and capital levels during 1995 and 1996 and to reduce the amount of nonperforming loans and OREO. In addition, the Revised
Capital Plan provides for an infusion of at least $1.2 million in equity capital into the Bank by September 30, 1995. On June 30, 1995, the Bank requested approval from the FDIC of an amendment to the Bank's Revised Capital Plan to change the deadline for the second capital infusion from June 30, 1995 to September 30, 1995. By letter dated July 11, 1995, the FDIC approved the proposed amendment to the Bank's Revised Capital Plan. The Company's sale of New Common Stock or of Short-Term Notes resulting in the receipt of at least $1.2 million in net proceeds and the Company's contribution of those proceeds to the Bank as additional paid-in capital will permit the Bank to comply with the terms of the Revised Capital Plan. There can be no assurance that the Company will be successful in raising the $1.2 million in additional equity capital required by the Revised Capital Plan or the Bank will otherwise be able to comply with the terms of the Revised Capital Plan, including the levels of capital, nonperforming loans or OREO called for therein. Nevertheless, the Company's principal shareholder, Mr. Randolph W. Lenz, has agreed to purchase on or before September 30, 1995, such amount of unsold New Common Stock or New Short-Term Notes as will permit the Bank to receive a minimum of $1.2 million of net proceeds from the Offering. Failure of the Bank to comply with the terms of the Bank's Revised Capital Plan could result in further restrictions on the operations of the Bank, additional cease and desist proceedings or other enforcement actions against the Bank or its officers and directors, or, in the event the Bank's Tier 1 Leverage Capital falls below 2 percent, the appointment of a receiver or conservator. Any of these regulatory actions could adversely affect the marketability or value of the Company's Securities.

	The 1993 Order required the Bank to correct certain Bank policies, practices and alleged violations of law. All actions required to be taken by the 1993 Order have been taken by the Bank and the Bank believes that it is in full compliance with the terms of the 1993 Order. Failure of the Bank to comply with the policies and practices required by the 1993 Order could result in further regulatory actions by the FDIC, including the issuance of an additional order to cease and desist, the initiation of a civil money penalty action or other enforcement action. Any such enforcement action could have an adverse impact on the Bank and its operations.

8.   UNFAVORABLE ECONOMIC CONDITIONS COULD ADVERSELY IMPACT THE
     BANK'S AND THE COMPANY'S OPERATING RESULTS AND, BY EXTENSION, THE INVESTORS' INVESTMENT IN THE SECURITIES

      Prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect the operations of financial institutions such as the Bank. Excess real estate inventory, coupled with a general economic decline, adversely affected the real estate markets in general and the Bank's market areas in particular in recent years and contributed to the increases in the Bank's non-performing assets during such years. Poor economic conditions and real estate markets could continue to adversely affect the financial condition and results of operations of the Bank in the future. If there is a significant sustained increase in interest rates, such increase could adversely affect the ability of the Bank's borrowers and prospective purchasers of OREO to service real estate-related indebtedness, which in turn could adversely impact the Bank's loan loss provision, carrying values of OREO and the Bank's operating results. The Bank's net interest income, which is the difference between interest income received on its interest-earning assets, including loans and securities, and the interest expense incurred in connection with its interest-bearing liabilities, including deposits and borrowings, can be significantly affected by changes in market interest rates. The period of falling interest rates commencing in 1992 and continuing into the second quarter of 1994 has resulted in widened interest rate spreads for many financial institutions, including the Bank. While interest rate spreads remain high by historical measures, it is likely that they will narrow as evidenced over the past year. Also, the low interest rate environment experienced in 1993 has resulted in an increase in principal repayments and refinancing of loans in the Bank's portfolio. These trends, along with sales of higher yielding loans and investment securities, have resulted in decreases in the weighted average yield on the Bank's loan and investment portfolios, which will reduce the Bank's income from interest-earning assets and thus, its net interest income, in the future. The Bank's high level of non-performing assets has adversely impacted the Bank's ratio of average interest-earning assets to average interest-bearing liabilities. These trends have contributed to a decrease in the amount of, and weighted average yield on, the Bank's loan portfolio, which could adversely affect the Bank's income from interest-earning assets and thus its net interest income in future periods.

9.     COMPETITION FROM LARGER OR BETTER CAPITALIZED FINANCIAL
       INSTITUTIONS COULD ADVERSELY AFFECT THE FUTURE SUCCESS OR
       VIABILITY OF THE COMPANY

      Intense competition exists in all major lines of business in which the Bank is presently engaged. The Bank faces significant competition from other banks, mortgage companies and various financial institutions, many of which have substantially greater resources and capital than does the Bank. Particularly intense competition exists for mortgage loans and deposits. Such competition could restrict the ability of the Bank to expand its operations or to compete effectively for bank customers. Intense competition for deposits and loans could thereby result in the Bank paying higher interest rates on its deposit products and receiving lower interest rates on its loans which will lower the Bank's net interest margin and result in lower net income. Lower than expected earnings may result in lower market prices for the Company's Securities, including the Securities offered hereby.

10.        SIGNIFICANT INCREASES IN INTEREST RATES COULD
	   ADVERSELY IMPACT THE BANK'S RESULTS OF OPERATIONS

      The Company's net interest income, a significant component of operating results, is subject to fluctuation as a result of changes in interest rates which are neither predictable nor controllable. A portion of the Company's assets are long-term, fixed-rate mortgage loans, whereas its liabilities consist primarily of short- and medium-term deposits and borrowings. As interest rates change, the Company's liabilities will tend to reprice faster than its assets. The Bank's negative "one-year gap" (the difference between interest-sensitive assets and interest-sensitive liabilities, as a percent of total assets that reprice within one year) at December 31, 1994 and December 31, 1993 was 25% and 75%, respectively. Although the Bank has benefited from the decreasing interest rate environment which commenced in 1992 and continued into the second quarter of 1994, a significant and sustained rate increase could have an adverse effect on the Company's net interest income by decreasing the spread between the rates earned on assets and paid on liabilities. During 1994, interest rates increased sharply resulting in a decrease in the Bank's spread between rates earned on assets and rates paid on liabilities. A significant and sustained increase in interest rates could thus have a material negative impact on the Bank's and the Company's earnings.

11.       LOSS OF KEY PERSONNEL COULD ADVERSELY
	  AFFECT THE BANK'S OPERATIONS

     During the fourth quarter of 1993, the Bank hired several senior management officials, including a new President and Chief Executive Officer and a new Chief Financial Officer. In the fourth quarter of 1994, the Company and the Bank also hired a Chief Accounting Officer. The Bank's success is dependent to a large extent upon the continued efforts and success of its President and Chief Executive Officer and the senior loan officers who have primary responsibility for the administration and resolution of the Bank's non-performing assets. The loss of the services of any one of these officers could adversely affect the Bank's operation. The Company, however, does not anticipate the need to purchase key man life insurance.

12.       COMPANY HAS FAILED TO PAY ANY DIVIDENDS
	  ON ITS PREFERRED STOCK SINCE 1990 OR INTEREST ON
	  ITS DEBT SECURITIES SINCE 1993

     The Company has not paid any dividends on its outstanding preferred stock since 1991. The Company has had 15 consecutive quarters in which the dividends have been accrued rather than been paid. As of December 31, 1994, the amount of accrued but unpaid dividends on the Company's preferred stock equals $649,221. In addition, the Company has not paid any interest on its Convertible Debt Securities or on the Short-Term Notes since issuance. Interest on the Term Debt Securities has not been paid since the first quarter of 1994. There can be no assurance that the Company will have the ability to pay any dividends on the Series I, II or III Preferred Stock or any interest on any of the debt Securities offered hereby. Since July 1991, the Bank has been precluded from paying cash dividends on its common or preferred stock without the express written approval of the FDIC and the Banking Commissioner. Any potential investor in the Series I, II or III Preferred Stock or in the Convertible Debt Securities, the Term Debt Securities or the Short-Term Notes should carefully consider the absence of a history of dividend and interest payments and the need for regulatory approval for any such payments. See "REGULATION AND SUPERVISION OF THE COMPANY AND THE BANK".

13.       DETERMINATION OF OFFERING PRICE OF
	  NEW COMMON STOCK BY BOARD OF DIRECTORS

      The public offering price of the shares of New Common Stock of $2.50 per share was determined by the Company's Board of Directors without reference to the last sale price for the Common Stock on the NASDAQ Small-Cap Market or on the over-the-counter market or on the book value of a share of Common Stock as of December 31, 1994 or as of March 31, 1995. As a consequence, the market price of the Company's Common Stock following the completion of the Offering may differ significantly from the offering price of the New Common Stock. The future market price of the Common Stock will depend on a number of factors, including the financial performance of the Company, the results of periodic regulatory examinations of the Bank and the Company, prevailing economic conditions in the Bank's market area as well as all of the risk factors discussed under the caption "Risk Factors and Investment Considerations".

14.       INABILITY TO LIST THE NEW COMMON STOCK OR TO RELIST THE
	  PREVIOUSLY ISSUED SHARES OF COMMON STOCK ON THE NASDAQ
	  SMALL-CAP MARKET WILL MAKE IT MORE DIFFICULT TO DISPOSE
	  OF THESE SECURITIES OR TO OBTAIN ACCURATE PRICE
	  QUOTATIONS

	On June 22, 1995, the Company's Common Stock was delisted from the NASDAQ Small-Cap Market due to an inability of the Company to satisfy the minimum bid price requirement and the minimum market value of public float requirement. In addition, at the time the Common Stock was delisted, the Company had only one active market maker while NASDAQ's continued listing requirements mandate two active market makers. The Company's Common Stock is now traded in the over-the-counter market in the so-called pink sheets. The Company has appealed the delisting decision. In the event the sale of the New Common Stock is effected pursuant to this Offering, the Company intends to seek the listing of the shares of New Common Stock sold hereby and the relisting of the Company's Common Stock previously listed on the NASDAQ Small-Cap Market. There can be no assurance that the shares of New Common Stock or the previously listed shares of Common Stock will satisfy the NASDAQ listing or relisting criteria or that the Company will be able in the future to meet the criteria for continuing listing. Investors in the New Common Stock or in the shares of Common Stock offered by the Selling Shareholders will likely find it more difficult to dispose of, or to obtain accurate quotations as to value, of the Company's Common Stock.

15. POSSIBLE ADVERSE EFFECT OF PENNY STOCK RULES ON LIQUIDITY FOR THE COMPANY'S COMMON STOCK

      As a result of the delisting of the Company's Common Stock from the NASDAQ Small-Cap Market, the Company's Common Stock may become subject to certain Securities Exchange Act of 1934 penny stock rules that impose additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and accredited investors. For transactions covered by these rules, a broker-dealer is required to make a special suitability determination for the purchaser and received the purchaser's written consent to the transaction prior to sale. Consequently, such rules may affect the ability of broker-dealers to sell the Company's Common Stock and may affect the ability of purchasers in this Offering to sell any of the Securities acquired hereby in the secondary market. For any transaction by broker-dealers involving a penny stock, unless exempt, the rules require delivery of a risk disclosure document relating to the penny stock market, prior to a sale transaction. Disclosure is also required to be made about compensation payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing the recent price information for the penny stock held in the account and information on the limited market in penny stocks.

      The foregoing penny stock restrictions will not apply to the Company's common Stock if the Common Stock is listed on the NASDAQ and have certain price and volume information provided on a current basis or meet certain minimum net tangible assets or average revenue criteria. If the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for the Common Stock could be severely and adversely impacted.

			    THE COMPANY

      CBC Bancorp, Inc. (the "Company") is a registered bank holding company. The Company's principal subsidiary is Connecticut Bank of Commerce (the "Bank"), a Connecticut chartered commercial bank. The Company also owns an immaterial subsidiary, Amity Loans, Inc. The Bank is a full-service commercial bank with its main office in Woodbridge, Connecticut, and three other branch offices located in Branford, Norwalk and Stamford, Connecticut. From its main office and other banking offices, the Bank provides a broad range of commercial and consumer banking services to businesses and consumers located in New Haven and Fairfield counties and throughout Connecticut, including checking and savings accounts and loans to small and medium-sized businesses, professional organizations and individuals. All deposits in the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") to the extent permitted by law.

      Commencing in the second quarter of 1994, the Bank established a financial lease program. The Bank's leasing business includes providing short-term financing leases, which are subsequently placed with permanent lenders, purchasing accounts receivable resulting from leasing transactions and purchasing equipment for lease to prospective lessees. During 1994, the Bank disbursed $15.2 million in financial lease related transactions. As of December 31, 1994, $9.6 million in funds deployed in financial lease transactions have been repaid and $5.6 million in funds remain outstanding. The Bank anticipates continuing its participation in similar type of financial lease transactions in the future. The Bank anticipates that financial lease transactions will range from 10 to 15 percent of the Bank's assets in the future.

      In efforts to strengthen the financial condition of the Bank, on October 26, 1994 and independent of regulatory actions, the Bank sold $9.6 million of installment loans made to overseas U.S. military personnel, representing substantially all of the remaining portfolio of this type of extension of credit. While the transaction resulted in a net loss of approximately $818,000, the transaction permits the Bank to exit this line of business, significantly improves the Bank's short-term liquidity and is expected to reduce loan charge-offs and operating costs over the long-term.

      As of December 31, 1994, the Company had consolidated total assets of approximately $92.7 million, total deposits of approximately $87.5 million and total shareholders' equity of approximately $1.5 million. As of March 31, 1995, the Company had consolidated assets of approximately $85.7 million, total deposits of approximately $81.2 million and total shareholders' equity of approximately $1.2 million.

      The Company is a Connecticut corporation with its executive offices located at 128 Amity Road, Woodbridge, Connecticut 06525
(telephone 203/389-2800).


		      REGULATION AND SUPERVISION
		      OF THE COMPANY AND THE BANK

In General

      The Company is a legal entity separate and distinct from the Bank. There are legal limitations to the extent to which the Bank can lend or otherwise supply funds to the Company or certain of its affiliates. Federal law limits the ability of the Company to borrow from, or sell its securities to, its subsidiary bank unless the loans are secured by specified collateral and such loans and extensions of credit by the subsidiary bank are generally limited to 10% of the subsidiary bank's capital and surplus. The Company and its affiliates, including the Bank, are in full compliance with each of these legal limitations.

      Federal Reserve Board policy requires every bank holding company to act as a source of financial strength to its subsidiary bank and to commit resources in support of such subsidiary. The Federal Reserve Board could seek to restrict the Company from paying cash dividends on the Company's common or preferred stock or interest payments on its subordinated capital notes or other debt securities in accordance with this policy.

      In addition, in an effort to restore and maintain the financial soundness of the Company, the Company entered into a written agreement (the "Written Agreement") with the Federal Reserve Bank of Boston ("Reserve Bank"), effective as of November 2, 1994. The Written Agreement requires the Company to seek the prior written approval of the Reserve Bank prior to the Company's declaration or payment of dividends on its outstanding common or preferred stock, increasing its outstanding borrowings or incurring additional holding company indebtedness, engaging in material transactions with the Bank (other than capital contributions) or making cash disbursements in excess of certain agreed upon amounts. The Written Agreement also requires the Company to submit (i) a tax allocation agreement between the Company and the Bank, (ii) a debt service plan and (ii) a capital restoration plan for the Bank. The Federal Reserve
Bank approved the proposed tax allocation agreement as of December 23, 1994 and approved the debt service and capital restoration plans as of December 30, 1994. In addition, the Written Agreement also requires the Company to revise or develop certain select policies. All such actions required by the Written Agreement have been taken by the Company.

      The Banking Commissioner and the Connecticut Department of Banking regulate the Bank's internal operations as well as its deposit, lending and investment activities. The approval of the Banking Commissioner is required for the establishment of branch offices and business combination transactions. In addition, the Banking Commissioner conducts periodic examinations of the Bank. Many of the areas regulated by the Banking Commissioner are subject to similar and concurrent regulation by the FDIC.

      Connecticut banking laws grant Connecticut chartered banks broad lending authority. Subject to certain limited exceptions, however, total secured and unsecured loans made to any one obligor pursuant to this statutory authority may not exceed 25 percent of a bank's capital, surplus, undivided profits and loss reserves.

      Cash dividends by the Bank to the Company represent the primary source of cash income to the Company. The payment of dividends to the Company by the Bank is subject to various regulatory limitations. In general, the Bank must obtain the approval of the Banking Commissioner if the total of all dividends declared by the Bank in any calendar year exceeds the Bank's net profits (as defined) for the current year combined with its retained net profits for the preceding two calendar years. The ability of the Bank to pay dividends could be affected by its financial condition, including the maintenance of adequate capital and other factors. The FDIC and Banking Commissioner also have the statutory authority to prohibit the Bank from paying dividends if they deem such payment to represent an unsafe or unsound practice in light of the financial condition of the Bank.

      The FDIC Improvement Act of 1991 ("FDIC Improvement Act") and the FDIC's regulations promulgated thereunder prohibit any bank from making capital distributions if to do so would leave the institution undercapitalized as defined in the FDIC Improvement Act. Under the terms of the 1991 Order to Cease and Desist ("1991 Order"), the Bank is prohibited from paying any cash dividends to the Company without the prior written approval of the FDIC and the Banking Commissioner.

      These statutory and regulatory restrictions--coupled with the requirement in the Written Agreement that the Company obtain the prior approval of the Reserve Bank before declaring or paying dividends-- effectively prevent the Company from paying cash dividends on its outstanding common or preferred stock or interest on the Company's subordinated capital notes or other debt instruments in the foreseeable future. The Company does not anticipate that it will be permitted, nor does the Company anticipate that the Bank will be permitted, to pay cash dividends until the Bank has reported net profits, has attained the capital levels mandated in the 1991 Order, has reduced significantly the level of nonperforming loans and has otherwise complied with the terms of the Bank's Revised Capital Plan. See "The Bank's Initial and Revised Capital Plans." There can be no assurance, however, that the Company and the Bank will receive such regulatory approvals even after the Bank achieves the foregoing financial and operational benchmarks. During 1994, neither the Company nor the Bank paid any dividends.

       In connection with the September 1993 FDIC regulatory examination of the Bank, the FDIC, in December 1993, issued an additional order to cease and desist (the "1993 Order"). The Bank consented to the issuance of the 1993 Order. The 1993 Order required that affirmative action be taken by the Bank and its Board of Directors with respect to correct certain bank policies, practices and alleged violations of law. Specifically, the Bank was required to revise its conflicts of interest policy, to develop a written management plan analyzing and assessing management and staffing needs, to have monthly Board of Director meetings which follow a written agenda, to maintain detailed written minutes of all such Board of Director meetings, to have an independent study or audit (the "Study") performed of transactions between the Bank and its institution-affiliated parties and entities to determine whether or not the transactions were fair to the Bank and in compliance with applicable law (particularly Sections 23A and B of the Federal Reserve Act) and to take appropriate action based on the findings of the Study.
The Study, conducted by the New York law firm of Kelley Drye and Warren and completed in March 1994, determined that all transactions between the Bank and its institution-affiliated parties were appropriate and in compliance with the requirements of applicable Connecticut and federal law, including Section 23A and B of the Federal Reserve Act. Based on the results of the Study, the Bank's Board of Directors determined under the circumstances not to take any action with regard to the Bank's institution-affiliated parties, which decision was accepted by the bank regulatory authorities. The Bank and its Board of Directors believe that the Bank has fully complied with each of the terms of the 1993 Order.

Regulatory Capital Requirements

      The Federal Reserve Board and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to bank holding companies and state-chartered nonmember banks. The Federal
Reserve Board's capital adequacy guidelines are not applicable to bank holding companies with consolidated assets of under $150 million. Thus, until the Company's consolidated assets reach or exceed this level, the Federal Reserve Board's capital guidelines are not applicable to the Company. The FDIC's capital adequacy guidelines are applicable to the Bank irrespective of the Bank's asset size.

      Under the FDIC's risk-based capital guidelines applicable to nonmember banks, the minimum ratio of total capital ("Total Capital") to risk-weighed assets (including certain off-balance sheet items, such as standby letters of credit) is 8 percent. At least half of the Total Capital is to be comprised of common stock, retained earnings, minority interests in the equity accounts of consolidated subsidiaries, noncumulative preferred stock, less goodwill and certain other intangibles ("Tier 1 Capital").
The remainder may consist of other preferred stock, certain other instruments, limited amounts of subordinated debt and a limited amount of loan and lease loss allowances ("Tier 2 Capital"). A nonmember bank's total "risk-weighted assets" are determined by assigning the nonmember bank's assets and off-balance sheet items to one of four risk categories based upon their relative credit risk ranging from 100 percent risk weight for assets with the greatest risk to zero percent risk weight for assets with little or no risk. The higher the percentage of riskier assets an institution has the more Tier 1 and Total Capital required for the institution to satisfy the risk-based capital requirements.

      In addition, the FDIC has established a minimum leverage ratio requirement for nonmember banks. The FDIC regulations provide for a minimum ratio of Tier 1 Capital to total average assets, less goodwill
(the "Leverage Ratio") of 3 percent for nonmember banks that meet certain specified criteria, including having the highest regulatory rating. All other nonmember banks generally are required to maintain a Leverage Ratio of at least 3 percent plus an additional cushion of 100 to 200 basis points with a minimum Leverage Ratio of 4 percent. The FDIC regulations also provide that nonmember banks experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The 1991 Order requires the Bank to maintain a Leverage Ratio of at least 6 percent for as long as the 1991 Order remains in effect; however, under the terms of the Bank's approved Revised Capital Plan, the Bank has until December 31, 1996 to achieve the 6 percent Leverage Ratio in the 1991 Order. See "The Bank's Initial and Revised Capital Plans". Furthermore, the FDIC has adopted regulations implementing the prompt corrective action provisions of the FDIC Improvement Act. The FDIC Improvement Act and its impact on the Company and the Bank are discussed below. See "The FDIC Improvement Act."

	At December 31, 1994, the Bank complies with the Tier 1 Capital to risk-weighted assets requirement, but does not comply with the Total Capital to risk-weighted assets requirement or the Leverage Ratio requirement of the FDIC's regulations. The FDIC Improvement Act defines an "undercapitalized" bank as a bank that does not meet any of the required minimum levels of regulatory capital, but is not significantly below the required levels of capital. As of December 31, 1994, the Bank is deemed to be in the "undercapitalized" category as defined by the FDIC Improvement Act. As an "undercapitalized" nonmember bank, the Bank is subject to certain restrictions on its operations mandated by the FDIC Improvement Act and the FDIC's regulations promulgated thereunder. See "The FDIC Improvement Act." In addition, with a Tier 1 Leverage Ratio of 3.95 percent for the last quarter of 1994 (4.08 percent at December 31, 1994), the Bank does not comply with the 6 percent Tier 1 Leverage Ratio requirement set forth in the 1991 Order. Because the Bank is deemed "undercapitalized" and is not in compliance with the Tier 1 Leverage Ratio mandated by the 1991 Order, the FDIC directed the Bank to revise its previously approved March 21, 1994 Capital Plan (the "Initial Capital Plan"). The Bank submitted its revised capital plan (the "Revised Capital Plan") to the FDIC and the Banking Commissioner on December 13, 1994. On December 28, 1994, the
FDIC approved the Bank's Revised Capital Plan. On December 29, 1994, the Banking Commissioner also approved the Revised Capital Plan. On July 11, 1995, the FDIC approved an amendment to the Revised Capital Plan pursuant to which the Bank has until September 30, 1995 to raise $1.2 million of additional equity capital. See "The Bank's Initial and Revised Capital Plans." The following table sets forth the minimum regulatory capital requirements of the Bank and the regulatory capital levels and ratios of the Bank as of December 31, 1994 and 1993:

				Minimum        Actual Capital
				Capital        DECEMBER 31,
				Required       1994        1993

Total risk-based
  capital percentage            8.00%          7.26%       (2.53%)
Total risk-based capital        $5,059         $4,590      $(2,397)

Tier l risk-based
  capital percentage            4.00%          5.97%       (2.53%)
Tier 1 risk-based capital       $2,530         $3,777      $(2,397)

Leverage (per 1991 Order)       6.00%          3.95%       (1.82%)
  percentage
Leverage (per 1991 Order)       $5,725         $3,799      $(2,397)

	The Company is seeking to raise additional equity capital for the Bank. The sale of the New Common Stock, the New Short-Term Notes, or a combination thereof, by means of this Prospectus is being undertaken to permit the Bank to comply with the terms of the Revised Capital Plan. If net proceeds of at least $1.2 million are raised in the Company's Offering of New Common Stock or of the New Short-Term Notes and the entire proceeds from the offering are contributed to the Bank as additional equity capital, based on the December 31, 1994 and March 31, 1995 financial statements, the

Bank would be in compliance with all required regulatory capital requirements except for the 6 percent Tier 1 Leverage Ratio contained in the 1991 Order. As a consequence, the Bank would be deemed to be "adequately capitalized" as defined in the FDIC Improvement Act. There can be no assurance, however, that the $1.2 million of net proceeds from the Offering will be sufficient for the Bank to meet these regulatory capital requirements. If the Bank experiences additional losses from operations or from further writedowns of its loan or OREO portfolio in the future, the $1.2 million of net proceeds from the Offering may not be sufficient to bring the Bank into full compliance with its regulatory capital requirements or to permit the Bank to comply with the terms of the Revised Capital Plan.

	The Connecticut Department of Banking recently completed its regulatory examination of the Bank as of the close of business on April 4, 1995. While the Bank was required to make certain adjustments which are expected to reduce the Bank's and the Company's capital as of June 30, 1995 by approximately $300,000, the adjustments are minimal in comparison to the results from each of the previous five regulatory examinations of the Bank conducted by the Connecticut Banking Department and the FDIC. In addition, the Connecticut Banking Department determined that the Bank's allowance for loan losses was adequate as of the examination date.

      The FDIC is empowered to terminate FDIC insurance of deposits, after notice and hearing, upon a finding by the FDIC that the nonmember bank has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule or order of, or conditions imposed by, the FDIC. The Bank's violation of the 1991 or 1993 Orders or the Bank's failure to comply with the Revised
Capital Plan or applicable FDIC regulatory capital requirements could result in a determination by the FDIC to commence such termination proceedings.

      The FDIC recently adopted a risk-based insurance assessment system to replace the existing flat-rate system. The new system imposes insurance premiums based upon a matrix that takes into account a bank's capital level and supervisory rating. Under this risk-based system, the assessment rate imposed on banks ranges from 23 cents for each $100 of domestic deposits (for well capitalized banks with the highest of three supervisory rating categories) to 31 cents (for inadequately capitalized banks with the lowest of the three supervisory rating categories). The
Company does not believe that the implementation of the risk-based system will have a material effect on the Bank's or the Company's earnings. Because of decreases in the reserves of the Bank Insurance Fund due to the increased number of bank failures in recent years, it is possible that deposit insurance premiums will be further increased. The Bank expects to lessen the impact of any changes in insurance premiums through the pricing of products.

The FDIC Improvement Act

      On December 19, 1991, the FDIC Improvement Act was enacted. The
FDIC Improvement Act substantially revises the depository institution regulatory and funding provisions of the Federal
Deposit Insurance Act and makes revisions to several other federal banking statutes. Among other things, the FDIC

Improvement Act requires the federal banking regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. The FDIC
Improvement Act establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized,"
"significantly undercapitalized," and "critically undercapitalized." Under recently adopted regulations of the FDIC, a nonmember bank, such as the Bank, is defined to be well capitalized if it maintains a Leverage Ratio of at least 5 percent, a risk-adjusted Tier 1 Capital Ratio of at least 6
percent and a risk-adjusted Total Capital Ratio of at least 10 percent and it is not otherwise in a "troubled condition" as specified by the FDIC. A bank is defined to be adequately capitalized if it is not deemed to be well capitalized but meets all of its minimum capital requirements. A bank will be considered undercapitalized if it fails to meet any minimum required capital measure, significantly undercapitalized if it is significantly below such measure and critically undercapitalized if it fails to maintain a level of tangible equity equal to not less than 2 percent of total assets. A bank may be deemed to be in a capitalization category lower than that indicated by its capital position if the institution receives an unsatisfactory examination rating.

      The FDIC Improvement Act provides that a bank cannot accept brokered deposits unless (i) it is well capitalized or (ii) it is adequately capitalized and receives a waiver from the FDIC. A bank that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts. In addition, a bank that is not well capitalized cannot offer rates of interest on deposits which are more than 75 basis points above prevailing rates. The Company anticipates that the application of these restrictions will not have a material adverse effect on the Bank's operations.

      Undercapitalized banking institutions are subject to restrictions on borrowing from the Federal Reserve System, as well as certain growth limitations, and are required to submit capital restoration plans, a portion of which must be guaranteed by the institutions's holding company.
As indicated earlier, the Bank submitted, and the FDIC approved, the Initial and Revised Capital Plans. See "The Bank's Initial and Revised Capital
Plans."  The Company provided the required guaranties mandated by the FDIC
Improvement Act. Significantly, undercapitalized banking institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, reduce total assets and cease taking deposits from other banks. Critically undercapitalized banking institutions are subject to appointment of a receiver or conservator.

      The FDIC Improvement Act generally prohibits a bank from making any capital distribution (including payment of a dividend) to its holding company or paying any management fees to any person with control over the bank if, after making the distribution or paying the fee, the bank would thereafter be undercapitalized. In addition, the Federal Reserve Board may impose restrictions against the holding companies of significantly undercapitalized banks, such as prohibiting holding company dividends or requiring divestiture of holding company affiliates or banks.

      Apart from the prescribed restrictions contained in the FDIC
Improvement Act and implementing regulations, the FDIC is empowered to issue a prompt corrective action directive ("PCA directive") imposing certain other restrictions on undercapitalized, significantly undercapitalized and critically undercapitalized banks. Among the discretionary requirements that could be imposed include recapitalization of the bank, dismissal of officers and directors and divestiture of subsidiaries. Before issuing a PCA directive, the FDIC, in the case of a nonmember bank, and the Federal Reserve Board, in the case of a bank holding company, must provide the banking organization with notice and opportunity to comment on the proposed action. A banking organization's response to a letter of intent to issue a PCA directive may include the reasons why the directive should not be issued, modifications to the directive or mitigating circumstances to support the banking organization's position regarding the directive. A PCA directive is enforceable as a final order in federal district court and civil money penalties may be assessed for violating a PCA directive.

      Based on the findings of the FDIC's regulatory examination of the Bank commenced in September 1993, the Bank, as of December 31, 1993, significantly increased its provision for loan losses and reduced the carrying values of certain loans and foreclosed assets, thereby seriously depleting its regulatory capital. In December 1993, the FDIC issued a Prompt Corrective Action directive to the Bank informing the Bank that it was "critically undercapitalized", requiring the prompt recapitalization of the Bank and prohibiting, among other things, the payment of capital distributions or management fees to the Company or to any company controlled by a controlling shareholder of the Bank. The PCA directive also required the Bank to obtain the prior approval of the FDIC before entering into any material transaction other than in the ordinary course of business, including the purchase and sale of assets and the payment of interest on the Bank's subordinated debentures. The PCA directive further required the Bank to submit an acceptable capital restoration plan setting forth the Bank's specific plans and timing for recapitalization.

      The Bank submitted its Initial Capital Plan on March 21, 1994. The
FDIC approved the Initial Capital Plan on March 24, 1994. The Bank's Initial
Capital Plan provided for the recapitalization of the Bank in two stages.
See "The Bank's Initial and Revised Capital Plans". The Bank implemented the Initial Capital Plan during the first three quarters of 1994 raising approximately $8.9 million in additional Tier 1 Capital. As a result of the Bank's improved regulatory capital position, the PCA restrictions on the Bank's operations set forth in the PCA directive applicable to "significantly undercapitalized" and "critically undercapitalized" institutions were eliminated.

      Subsequent to completion of the Bank's recapitalization as provided in the Initial Capital Plan, during the third quarter of 1994, the FDIC completed its periodic examination of the Bank. Based on the findings of the 1994 FDIC examination, the Bank's capital was reduced by $1,752,000, caused principally by an increase in the Bank's provision for loan losses of approximately $1,457,000 resulting from the reduction in the carrying values of certain loans and foreclosed real estate of approximately $2,030,000. In addition, on October 26, 1994, the Bank sold the bulk of its remaining overseas U.S. military installment loan portfolio resulting in a net loss of $818,000. The Bank also recorded as of December 31, 1994 a loss of $90,000 associated with the Bank's closure of its Greenwich branch, which closure was completed during the first quarter of 1995. As a consequence, the Bank became "undercapitalized" as defined in the FDIC Improvement Act and was not in compliance with the 6 percent Tier 1 Leverage Ratio contained in the 1991 Order.

      In accordance with the provisions of the FDIC Improvement Act, the Bank was required to submit an acceptable Revised Capital Plan to the FDIC. The
Bank's Revised Capital Plan was submitted to the FDIC and the Banking
Commissioner on December 13, 1994. Both the FDIC and the Banking
Commissioner approved the Bank's Revised Capital Plan in late December
1994. See "The Bank's Initial and Revised Capital Plans." On June 30,
1995, the Bank requested approval of a proposed amendment to the Revised
Capital Plan extending the deadline for completion of the second $1.2 million equity infusion until September 30, 1995. On July 11, 1995, the
FDIC approved the amendment to the Bank's Revised Capital Plan.

      Until the second equity offering contained in the Bank's Revised
Capital Plan is completed, the Bank is prohibited by the FDIC Improvement
Act from making any capital distribution to the Company or paying any management fees to the Company or any other entity or person with control over the Bank.

      The Company cannot determine the ultimate effect that the FDIC
Improvement Act and the FDIC's implementing regulations will have upon its and the Bank's financial condition or operations.

The Bank's Initial and Revised Capital Plans

      On March 24, 1994, the FDIC approved the Initial Capital Plan of the
Bank. The Bank's Initial Capital Plan provided for the recapitalization of the Bank in two parts. The first part consisted of: (i) the modification of the terms of the existing mandatory convertible subordinated debentures of the Bank ("Bank Debentures ") to convert the Bank Debentures into, or exchange the Bank Debentures for (the "Exchange"), mandatory convertible subordinated capital notes of the Company ("Company Capital Notes"), with substantially similar terms as the Bank Debentures; (ii) the injection of $5 million of additional equity capital into the Bank by Randolph W. Lenz, the majority shareholder of the Company (the "Investor"), through the Investor's exchange of marketable securities for 13,000 shares of Company
Series I preferred stock and 50,000 shares of Series II perpetual preferred stock (collectively, the "Company Securities") and the Investor's separate purchase for cash of a warrant (the "Warrant") to purchase shares of the Company common stock, par value $0.01 per share (the "Common Stock"); and
(iii) the sale of the Bank's leasehold interest ("Leasehold Interest") in a parcel of land adjacent to the Bank's main office for cash. The Exchange was approved by the holders of the Bank Debentures sufficient to effect a conversion of 100 percent of the Bank Debentures. The Exchange was deemed to occur on March 23, 1994, resulting in the immediate increase in the Bank's Tier 1 Capital by $1,090,000 (the principal amount of the Bank
Debentures at the time of the Exchange). The Investor's $5 million equity contribution and the issuance to the Investor of the Company Securities occurred on March 24, 1994. The Investor's purchase of the Warrant from Company also occurred on March 24, 1994. The Bank and the purchaser of the Leasehold Interest executed a definitive Agreement to Convey and Assign on March 25, 1994 and the closing occurred as of March 31, 1994.

      The $5 million equity contribution made to the Company by the Investor on March 24, 1994 consisted of 689,656 shares of Fruehauf Trailer
Corporation Common Stock (the "Fruehauf Stock"), which had a market value
(based on the last reported trade on the New York Stock Exchange at the time of the contribution) of $5,000,006 or $7.25 per share. The equity contribution was recognized by the Bank as additional equity capital subsequent to the March 24, 1994 transaction as the marketable securities were sold by the Company. Under federal law, the Bank is precluded from investing in any type of equity securities, including the Fruehauf Stock.
Accordingly, the Company was required to sell the Fruehauf Stock for cash and contribute the net proceeds from such sale to the Bank as additional paid-in capital. All of the shares of Fruehauf Stock were sold within the second quarter of 1994. Subsequent to the equity contribution, the stock market in general declined along with the market value of the Fruehauf
Stock resulting in a loss on the sale in the amount of $852,000.

      The Warrant, issued to the Investor on March 24, 1994, and amended as of July 25, 1994, entitles the Investor to purchase from the Company, at an exercise price of $0.05 per share (adjusted to reflect the one for five reverse stock split effective July 25, 1994), in the aggregate, such number of shares of Company Common Stock as may be necessary for the Investor to maintain a level of Common Stock ownership equal to 51 percent of the issued and outstanding shares of Company Common Stock on a fully diluted basis (the "Threshold Level"). The Warrant was restated as of March
24, 1994 to correct certain drafting errors. In addition, the Warrant was amended and restated as of July 25, 1994, to lower the Threshold Level in the Warrant from 66 percent to 51 percent. The Company anticipates that the amended terms of the Warrant will facilitate the issuance of additional
Common Stock in the future, particularly in light of the $1 million equity offering proposed in the Revised Capital Plan. The Warrant is exercisable by the Investor at any time commencing on July 26, 1994 (the "Initial
Exercise Date") (the first business day following the reduction in the number of issued and outstanding shares of Common Stock resulting from the reverse stock split) and continuing until the date ten years following the Initial Exercise Date (the "Warrant Exercise Period") provided, however, that a triggering event ("Triggering Event") has occurred of the Company is on notice that a Triggering Event will occur within thirty days thereof, whichever is earlier. The Warrant defines a Triggering Event to include any of the following: (i) the Company has entered into an agreement to issue additional shares of Common Stock for cash or other consideration which would result in the Investor's ownership following below the Threshold
Level; or (ii) one or more holders of the Company's Common Stock warrants, options or rights gives notice of exercise, or exercises, any such warrant, option or rights which, upon exercise thereof, would cause the Investor's ownership of Common Stock to fall below the Threshold Level; or (iii) one or more holders of the Company's equity or debt instruments convertible or exchangeable into Common Stock, gives notice of exercise or exercises, any conversion or exchange right, or such instrument by its terms converts through the happening of certain events or at maturity or otherwise into Common Stock, which, in either case, after giving effect to any such conversion or exchange, would cause the Investor's ownership of Common
Stock to fall below the Threshold Level; or (iv) any other issuance of Common Stock which would directly or indirectly cause or result in the Investor's ownership of Common Stock to fall below the Threshold Level.
The holder of the Warrant is required to receive any necessary regulatory approval prior to exercising the Warrant.

      The second part of the recapitalization of the Bank as set forth in the Bank's Initial Capital Plan was completed on September 2, 1994. On that date, the Investor purchased, for cash, $3,638,000 of the Company's short-term senior notes (the "Short-Term Notes"). The Company immediately contributed $3,500,000 of the proceeds from the sale of the Short-Term
Notes to the Bank as additional paid-in capital. The Short-Term Notes are due on September 1, 1996 and bear interest payable quarterly at the annual rate of five percentage points above the Wall Street Journal Prime Rate. In the event the Company is unable to pay the interest on the Short-Term Notes due to the absence of dividends from the Bank or a regulatory restriction on the Company's payment of interest on its senior indebtedness, the unpaid interest will accrue until the Company has the resources or regulatory approval to make such payments. The failure of the Company to pay cash dividends on the Short-Term Notes on these grounds will not result in a default thereunder. Subsequent to the sale of the Short-Term Notes, the Investor agreed to exchange $260,000 of principal amount of the Short-Term
Notes for 26 shares of the Company's Series III preferred stock. The exchange was deemed to occur as of September 2, 1994. Further, pursuant to an Exchange Agreement by and between the Company and the Investor, dated and effective as of December 31, 1994, the Investor exchanged the $3,370,000 of outstanding principal amount of the Short-Term Notes for 337 shares of the Company's Series III Preferred Stock. The accrued and unpaid interest on the Short-Term Notes from the date of issuance until December 31, 1994 (the effective date of the exchange) in the amount of $140,000 and $8,000 of principal were evidenced by a new Short-Term Note in the amount of $148,000. Because of certain changes to the terms of the Series III Preferred Stock, the existing 46 shares of Series III Preferred
Stock were converted into and exchanged for the new Series III Preferred
Stock effective as of December 31, 1994.

      Subsequent to the completion of the Initial Capital Plan, the Bank's equity capital was reduced below the minimum level required by the FDIC regulations and the 1991 Order as a result of the adverse impact of the FDIC's 1994 regulatory examination of the Bank, the sale of the overseas
U.S. military installment loan portfolio and the closure of the Greenwich branch. The FDIC directed the Bank to submit a Revised Capital Plan on or before December 14, 1994. As indicated earlier, the Bank's Revised Capital
Plan was submitted to the FDIC and the Banking Commissioner on December 13, 1994 and approved by the FDIC and Banking Commissioner on December 28 and 29, 1994, respectively. On July 11, 1995, the FDIC approved an amendment to the Bank's Revised Capital Plan which extended the deadline of the second capital injection from June 30, 1995 to September 30, 1995.

      Under the terms of the Bank's Revised Capital Plan, the Bank's Tier
1 capital is required to be augmented in the amount of $200,000 by December
31, 1994 and in the amount of $1.2 million by September 30, 1995. The $1.4 million of equity capital is to be raised in two separate equity offerings undertaken by the Bank's parent holding company. Upon completion of these two equity offerings, the Bank's Total Capital to risk-weighted assets ratio is projected to exceed 8 percent, thereby resulting in the Bank being deemed
"adequately capitalized" as defined in the FDIC Improvement Act. In addition, the Bank's Tier 1 Leverage Ratio is projected to be above 5 percent. Thereafter, the Revised Capital Plan provides for the Bank's attainment of the 6 percent Tier 1 Leverage Ratio contained in the 1991
Order by December 31, 1996 through retained earnings.

      On December 30, 1994, the Bank successfully completed the first of two required equity offerings contained in the Revised Capital Plan when the Company sold 20 shares of Company Series III preferred stock for $200,000 and contributed the proceeds of this equity offering to the Bank as additional paid-in capital.

      Under the terms of the Revised Capital Plan, the Company's principal shareholder, Mr. Randolph W. Lenz, has agreed to purchase such amount of unsold New Common Stock or New Short-Term Notes offered for sale by the Company pursuant to this Prospectus as will permit the Company to realize a minimum of $1.2 million of net proceeds in connection with its Offering on or before September 30, 1995.

      Management and the Board of Directors of the Company and the Bank are currently considering the following to augment the Company's and the Bank's capital beyond the Revised Capital Plan: increased fee income, cost control, continued improvement of asset quality, asset sales and pursuing additional capital, including but not limited to the sale of the New Common Stock and up to $3,352,000 of New Short-Term Notes. Notwithstanding the foregoing, the ability of the Company and the Bank to complete the second required equity offering or to otherwise maintain and increase regulatory capital as projected in the Revised Capital Plan is dependent upon, among other factors, the market conditions for the Company's equity securities, the Bank's ongoing profitability, the future levels of nonperforming assets, the local and the regional economy in which the Bank and its customers operate, and the purchase by Mr. Lenz of such amount of unsold New Common
Stock or New Short-Term Notes as will enable the Company and the Bank to realize at least $1.2 million in net proceeds from the Offering.

      Moreover, certain legislative and regulatory proposals that could affect the Company, the Bank and the banking business in general are pending, or may be introduced, before the United
States Congress, the Connecticut General Assembly and various governmental agencies. These proposals include measures that may further alter the structure, regulation and competitive relationship of financial institutions and that may subject the Company and the Bank to increased regulation, disclosure and reporting requirements. In addition, the various bank regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation, such as the FDIC Improvement Act. It cannot be predicted whether or in what form any legislation or regulations will be enacted or the extent to which the business of the Company and the Bank will be affected thereby.

			  USE OF PROCEEDS

      The net proceeds to the Company from the Offering of the New
Common Stock are estimated to be at least $1.2 million. In addition, the Company may also sell up to $3,352,000 of New Short-Term Notes. The sale of the Short-Term Notes may be in lieu of or in combination with the sale of shares of New Common Stock. The Company intends to use all of the net proceeds from the Offering of New Common Stock and the New Short-Term
Notes to provide additional equity capital to the Bank, pursuant to the Bank's Revised Capital Plan. Such additional equity capital would permit the Bank to satisfy the terms of its Revised Capital Plan and would result in the Bank being deemed "adequately capitalized" under the FDIC's capital regulations based on the Bank's financial statements as of December 31, 1994 and March 31, 1995. The Bank will utilize the proceeds from the New
Common Stock and the New Short-Term Notes issuance for its lending and investment activities.

	It should be noted that the proceeds from the Company's issuances of equity and debt securities during 1994 were contributed to the Bank to increase its regulatory capital as required by bank regulatory authorities. Notwithstanding such capital infusions to the Bank, the Bank suffered additional losses in 1994 and its financial condition could deteriorate in the future following the issuance of the New Common Stock and the Short-Term Notes due to economic conditions prevailing in the Bank's market place and other matters outside of its control.

      All of the Securities other than the New Common Stock and $3,352,000 of Short-Term Notes are being registered for the account of the Selling
Securities Holders and, accordingly, the Company will not receive any proceeds from the sale of these Securities by the Selling Security Holders.

		   RATIO OF EARNINGS TO FIXED CHARGES


     The following are the consolidated ratios of earnings to fixed charges for each of the years in the five-year period ended December 31, 1994.


Year Ended December 31,         1994    1993    1992    1991    1990
Ratio of Earnings to
Fixed Charges<F1>:

Excluding Interest on
Deposits                        -       -       -       -       -

Including Interest on           -       -       0.33    0.50    0.72
Deposits

Ratio of Earnings to
Combined Fixed
Charges and Preferred
Stock Dividends<F2>:

Excluding Interest on
Deposits                        -       -       -       -       -

Including Interest on
Deposits                        -       -       0.32    0.49    0.71

<F1> The Company had insufficient earnings to cover fixed charges
(excluding interest on deposits) for each of the years ended December 31, 1994, 1993, 1992, 1991 and 1990. The Company also had insufficient earnings to cover fixed charges (including interest on deposits) for the years ended December 31, 1994, 1993, 1992, 1991 and 1990. The short-fall of earnings to fixed charges (excluding interest on deposits) was $3,568,000, $6,231,000, $4,731,000, $4,849,000 and $2,867,000 for the
years ended December 31, 1994, 1993, 1992, 1991 and 1990, respectively. In addition, the short-fall of earnings to fixed charges (including interest on deposits) was $3,889,000, $6,422,000, $4,844,000,
$5,832,000 and $4,076,000 for the years ended December 31, 1994,
1993, 1992, 1991 and 1990, respectively.

<F2> The Company had insufficient earnings to cover combined fixed charges and preferred stock dividends (excluding interest on deposits) for each of the years ended December 31, 1994, 1993, 1992, 1991 and 1990. The Company also had insufficient earnings to cover combined fixed charges and preferred stock dividends
(including interest on deposits) for the years ended December 31, 1994, 1993, 1992, 1991 and 1990. The deficiency of earnings to fixed charges and preferred stock dividends (excluding interest on deposits) was $4,037,000, $6,301,000, $4,801,000, $4,933,000 and $2,967,000,
respectively, for the years ended December 31, 1994, 1993, 1992, 1991 and 1990. The amount of deficiency of earnings to fixed charges and preferred stock dividends (including interest on deposits) was $4,358,000, $6,492,000, $4,914,000 $5,916,000 and $4,176,000 for the years ended
December 31, 1994, 1993, 1992, 1991 and 1990, respectively. No preferred stock dividends were paid during the years 1990 through 1994.

      For purposes of computing the ratio of earnings to fixed charges, income before income taxes plus fixed charges has been divided by fixed charges. Fixed charges, excluding interest on deposits, consist of interest on federal funds purchased, security repurchase agreements, other borrowed funds, long-term debt, and that portion of rental expense which is deemed representative of the interest factor. Fixed charges, including interest on deposits, consist of the same items plus interest on deposits.

		   SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected financial data for the five years ended December 31, 1994 are derived from the audited financial statements of the Company. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Form 10-K accompanying this Prospectus.

($ in thousands, except per
share data) Years Ended
December 31,             1994        1993       1992       1991     1990
Net Interest Income      $4,093      $5,673     $6,768     $6,063   $6,457
Provision for loans
losses                   1,773       6,298      3,533      6,541    6,320

Net interest income
(loss)
after provisions for
losses                   2,320       (625)      3,235      (478)    137

Investment securities
(losses)                 (811)       49         421        457      5
Other operating income   1,053       5,078      1,775      2,031    2,022
Other real estate owned
expenses                 990         3,558      3,331      1,334    20
Other operating expense  5,461       7,366      6,944      6,508    6,220

Income (loss) before
income taxes             (3,889)     (6,422)    (4,844)    (5,832)  (4,076)
Provision (benefit) for
income taxes             -           -          -          -        (1,469)
Net income (loss)        ($3,889)    ($6,422)   ($4,844)   ($5,832) ($2,607)
Common Stock per share
data<F1>
Book value - at year end ($4.16)     ($1.80)    $2.00      $13.60   $48.10
Net income (loss)
primary                  (1.93)      (4.10)     (7.45)     (29.75)  (13.65)
Net income fully
diluted                  -           -          -          -        -
Cash dividends           -           -          -          -        0.50
Cash dividend to net
income<F2>               -           -          -          -        -

At Year End
Total Assets             $92,722     $123,359   $151,125   $171,518 $188,040
Net loans                59,070      84,215     106,728    128,006  140,916
Allowance for loan
losses                   2,637       5,012      3,291      4,319    4,547
Securities               14,189      13,200     27,751     25,223   25,913
Deposits                 87,474      121,081    141,192    159,928  161,573
Short-term borrowings    -           -          -          812      7,664
Stockholders' equity     1,465       (2,627)    3,688      3,703    9,554
Outstanding shares1      2,012,514   2,012,514  1,344,707  198,706  198,706

Financial Ratios
Yield on interest-
bearing assets           8.54%       8.17%      9.38%      10.66%   11.71%
Cost of funds            3.80        3.94       5.08       7.40     8.80
Interest rate spread     4.74        4.23       4.30       3.26     2.91
Net interest margin      4.58        4.48       4.55       3.67     3.75
Return on average
assets                   (3.75)      (4.57)     (2.96)     (3.21)   (1.32)

Return on average
equity                   -           (110.17)   (98.18)    (72.80)  (22.26)
Average equity to
average assets           (1.47)      4.15       2.98       4.41     5.93
Cash dividend to
primary EPS              N/A         N/A        N/A        N/A      N/A
Cash dividend to net
income                   N/A         N/A        N/A        N/A      N/A
Ratio of Earnings to
Fixed Charges:
Excluding Interest on
Deposits                 -           -          -          -        -
Including Interest on
Deposits                 -           -          0.33       0.50     0.72
Ratio of Earnings to
Combined Fixed
Charges and Preferred
Stock Dividends:
Excluding Interest on
Deposits                 -           -          -          -        -
Including Interest on
Deposits                 -           -          0.32       0.49     0.71
At year end:
Loans (net) to deposits  67.53       69.55      75.59      80.04    87.22
Non-performing loans to
total loans (net)        15.56       13.66      10.15      11.12    9.15
Allowance for loan
losses to nonperforming
loans                    28.67       43.59      30.39      30.34    35.28
Capital ratios of Bank:
Total risk-based         7.26        (2.53)     5.73       4.88     7.45
Tier 1 risk-based        5.97        (2.53)     3.52       2.57     4.52
Tier 1 leverage          3.95        (1.82)     2.61       2.06     3.70

<F1> The per share data and the outstanding shares of Common Stock have been adjusted to reflect the one-for-five reverse stock split, which was effective July 25, 1994.
<F2> The Company paid a $0.10 per share cash dividend to Common Stock holders in 1990 even though the Company lost $2,607,000 or $(13.65) per share.

			  RECENT DEVELOPMENTS

      On May 12, 1995, the Company publicly released unaudited consolidated condensed financial information as of and for the three months ended March 31, 1995. The following table sets forth certain consolidated condensed financial information with respect to the Company:

				 Three Months Ended
				       March 31,
			       (In Thousands, except per
				share data) <F1>

				1995                    1994
Income Statement Data:
  Net interest income           771                     1,218
  Net income (loss)             (138)                   162
Balance Sheet Data
 (Period End):
  Total assets                  85,736                  110,041
  Loans (net)                   56,871                  80,352
  Total deposits                81,234                  103,824
  Stockholders' equity          1,256                   2,303
Common Per Share Data<F2>:
  Net income (loss)             (.21)                   .07
  Book value                    -                       -

<F1> The results of the three month period is not necessarily indicative of the results that may be expected for the full year or any other interim period.
<F2> The common per share data reflects the one-for-five reverse stock split effective July 25, 1994.

      The information in the above table should be read in conjunction with the detailed financial information, including the unaudited financial statements for the quarter ended March 31, 1995 and notes thereto contained in the Company's Quarterly Report on From 10-Q for the quarter ended March 31, 1995.


			   CAPITALIZATION

      The following table sets forth the consolidated capitalization of the Company (i) as of March 31, 1995 and (ii) as adjusted to give effect to the sale by the Company of the sale of a minimum of 550,000 shares of New Common Stock offered hereby and the application of the net proceeds therefrom as set forth above. This information should be read in conjunction with the detailed information in the Company's consolidated financial statements and notes thereto appearing in the Company's latest Annual Report on Form 10-K and latest quarterly reports on Form 10-Q, if any, which accompany this Prospectus.

						March 31, 1994
						(in thousands)
						As adjusted for
						New Common Stock
						Actual    Issuance <F1>
LONG-TERM DEBT
    Term Capital Notes                          $220        $220
    Senior Notes                                148         148
    Mandatory Convertible
    Capital Notes                               1,090       1,090
    Total long-term debt                        1,458       1,458

STOCKHOLDERS' EQUITY
    Preferred Stock, authorized --
       100,000; issued: (a) Series I
       Cumulative Convertible Preferred
       Stock, without par value (stated
       value $100 per share) -- 23,000
       shares; (b) Series II Cumulative
       Preferred Stock, without par value
       (stated value $74 per share) --
       50,000 shares; (c) Series III
       Preferred Stock, without par value
       (stated value $10,000 per share) --
       396 shares                               9,830       9,830
    Common Stock, par value $0.01
       per share, authorized 20,000,000
       shares; issued and outstanding --
       2,012,514 shares                         20          25

    Additional Paid-in Capital                  10,739      11,824
    Unrealized Loss on Investment
       Securities                               (128)       (128)
    Retained Earnings                           (19,345)    (19,345)

    Total stockholders' equity                  1,246       2,446
    Total capitalization                        2,704       3,904

<F1> Assumes 550,000 shares of New Common Stock are sold by the
Company at a price of $2.50 per share in the Offering and the Company receives net proceeds from the Offering of $1.2 million (after deduction of $175,000 in estimated offering expenses).

The above table does not include the effects of the Company's issuance of any New Short-Term Notes.


	The Company may also issue up to $3,354,000 of New Short-Term Notes. The Company Short-Term Notes will permit the Company to increase the regulatory capital of the Bank but will not increase the capitalization of the Company. While the Company would prefer to issue the New Common Stock, the Company and its management would consider issuing New Short-Term Notes in order to permit the Bank to meet the terms of the Revised Capital Plan and to otherwise strengthen the capitalization of the Company's principal asset in the short-term if there was insufficient sales of the New Common Stock. The Company will still be dependent on dividends from the Bank to meet the debt service requirements of the Short-Term Notes and to repay the Short-Term Notes. The Company contemplates that it will either refinance the Short-Term Notes, extend the maturity date or issue additional equity securities the proceeds of which would be utilized to repay the Short-Term Notes at maturity. While the Short-Term Notes remain issued and outstanding and to the extent the Company is unable to service the debt, interest on the Short-Term Notes will accrue.

	    SELLING SECURITIES HOLDERS

      The following table sets forth information regarding the Selling Securities Holders:

								   Number or
					    Number or              Principal
			Name and            Principal              Amount of
	   Type of      Address of          Amount     Percentage  Securities
	   Security     Beneficial                     of Class    Being Registered
			Owner
	   Common       Randolph W.         1,900,407  94.1%       1,900,407
	   Stock        Lenz<F1>            <F2>                   <F2>
			500 Post Road East
			Suite 320
			Westport, CT 06880

			Charles
			Pignatelli<F1>      100,626    5.0%        100,626
			128 Amity Road      <F3>                   <F3>
			Woodbridge, CT
			06525

	   Series I     Randolph W. Lenz
	   Preferred    500 Post Road       18,450     80.2%       13,000
	   Stock        East, Suite 320
			Westport, CT 6880

	   Series II    Randolph W. Lenz
	   Preferred    500 Post Road East  50,000     100.0%      50,000
	   Stock        Suite 320
			Westport, CT
			06880

	   Series III   Randolph W. Lenz    376        94.9%       376
	   Preferred    500 Post Road East
	   Stock<F4>    Suite 320
			Westport, CT 06880

			Alass Investment    20         5.1%        20
			Partners, Ltd.
			500 Post Road East
			Suite 320
			Westport, CT 06880

	   Convertible  Marilyn Antinozzi   $6,000     0.55%       $6,000
	   Debt         5555 Heron Point Dr
	   Securities   Apt. 1501
			Naples, Fl 33963

			W. Wallace Rubin    $12,000    1.1%        $12,000
			Rita E. Rubin
			414 Rob Roy Lane
			New Haven, CT 06515

			Robert A./Greta     $65,000    5.9%        $65,000
			E. Slavitt
			618 West Avenue
			Norwalk, CT 06850

			Dengel & Co.        $75,000    6.9%        $75,000
			c/o Fiduciary Trust
			Co., International
			P.O. Box 3199
			Church Street
			Station
			New York, N.Y.
			10008

			Jay Levine          $25,000    2.3%        $25,000
			14 Wall Street,
			Room 2150
			New York, NY 10005

			Victoria Lusk       $25,000    2.3%        $25,000
			157 West 57th St
			Suite 1400
			New York, NY 10019

			Joseph Liguori      $17,000    1.6%        $17,000
			Julia Liguori
			19 Landin Street
			Woodbridge, CT
			06525

			Eugene Leavy        $50,000    4.6%        $50,000
			5 Toga Court
			E. Northport,
			NY 11731

			William Hoffman     $2,000     0.2%        $2,000
			Frieda Hoffman
			Tally Ho Lane, RD#1
			Chester Springs,
			PA 19425

			Maurice Sturm       $20,000    1.8%        20,000
			222 Tom Hunter Rd
			Ft. Lee, NJ 07024

			Arthur              $2,000     0.2%        $2,000
			Sorensen, Jr.
			Barbara Sorensen
			37 Danny's Way
			Wallingford, CT
			06492

			Robert Levine       $50,000    4.6%        $50,000
			14 Wall Street
			Suite 2150
			New York, NY 10005

			Ernest Nives        $25,000    2.3%        $25,000
			157 West 57th
			Suite 1400
			New York, NY 10019

			David Nives         $11,000    1.0%        $11,000
			157 West 57th
			Suite 1400
			New York, NY 10019

			Prudential-         $190,000   17.4%       $190,000
			Bache Securities
			One New York Plaza
			New York, NY 10273

			Leo Brittholz       $5,000     0.5%        $5,000
			42 Preston Lane
			Syosset, NY 11791

			Merril Lynch,       $22,000    2.0%        $22,000
			Pierce, Fenner
			& Smith, Inc.
			P.O. Box 2656
			Jersey City, NJ
			07303

			Crab & Co.          $150,000   13.8%       $150,000
			c/o Fleet Bank
			of Massachusetts
			One East Avenue
			Rochester, NY 14638

			Saul Ripps          $62,000    5.7%        $62,000
			Florence Ripps
			Old Barnabas Road
			Woodbridge, CT
			06525

			Barry Traub         $100,000   9.2%        $100,000
			1735 Union St.
			San Francisco,
			CA 94123

			Gloria Schaffer     $15,000    1.4%        $15,000
			51 Tumblebrook Rd
			Woodbridge, CT
			06525

			Julie Nives         $5,000     0.5%        $5,000
			157 West 57th
			Street
			Suite 1400
			New York, NY 10019

			Charles Channel     $2,000     0.2%        $2,000
			Isabelle Channel
			93 Bon Air Avenue
			New Rochelle,
			NY 10804

			Edward              $5,000     0.5%        $5,000
			Maloney, Jr.
			426 Thoreau Street
			Branford, CT 06405

			Arnold Weber        $23,000    2.1%        $23,000
			5 Chestnut Lane
			Woodbury, NY 11797

			A.G. Edwards &      $3,000     0.3%        $3,000
			Sons, Inc.
			One North Jefferson
			St. Louis, MO
			63103

			Randolph W. Lenz    $50,000    4.6%        $50,000
			500 Post Road East
			Westport, CT 06880

			John Musto          $9,000     0.8%        $9,000
			Moira Musto
			320 E. 92nd St.
			New York, NY 10128

			Lewco               $50,000    4.6%        $50,000
			Securities
			P.O. Box 999
			Bowling Green
			Station
			New York, NY 10274

			Carolyn             $6,000     0.6%        $6,000
			Degennaro
			Louis Degennaro
			71 Pease Road
			Woodbridge, CT
			06525

			Smith Barney, Inc.  $8,000     0.8%        $8,000
			368 Greenwich St.
			New York, NY 10013

	   Term Debt    Alass Investment    $220,000   100%        $220,000
	   Securities   Partners, Ltd.
			500 Post Road East
			Suite 320
			Westport, CT 06880

	   Short-Term   Randolph W. Lenz    $148,000   100%        $148,000
	   Notes        500 Post Road East
			Westport, CT 06880

	   Warrant      Randolph W. Lenz    1          100%        1
			500 Post Road East
			Suite 320
			Westport, CT 06880

<F1> Mr. Randolph W. Lenz is the Chairman of the Board of the
Company and the Bank, positions he has held since August of 1992. Mr. Charles Pignatelli is the President and Chief Executive Officer of the Company and the Bank, positions he has held since November of 1993.
<F2> Includes 1,813,507 shares of Common Stock issued to Mr. Lenz in August 1992, such indeterminate number of shares of Common Stock issuable upon exercise of the Warrant and the Series
III Preferred Stock, 36,900 shares of Common Stock issuable upon conversion of the Series I Preferred Stock and 50,000 shares of Common Stock issuable upon conversion of the $50,000 principal amount of Convertible Debt Securities (utilizing the average of the bid and ask price of the Common Stock on February 17, 1995 of $1.00 per share as reported on the NASDAQ Small-Cap Market).
<F3> Includes 100,626 shares of Common Stock (representing 5 percent of the issued and outstanding shares) issuable to Mr. Pignatelli upon exercise of the Compensatory Options, which Options vest at the rate of 1 percent per year for five years of employment as an executive officer of the Company and the Bank. As of the date of this Prospectus, Mr. Pignatelli has the right to acquire such number of shares of Common Stock representing 1.0 percent of the issued and outstanding shares at a price of $1.250 per share.
<F4> The shares of Series III Preferred Stock are convertible or exchangeable, at the option of the holders, into shares of Company's Common Stock, Preferred Stock or other capital instrument or into a combination of such shares and shares of the Bank's Common Stock, Preferred Stock or other capital instrument of the Bank with a market value equal to the stated value of the Series III Preferred Stock being converted. Assuming conversion of all of the Series III Preferred Stock into Company Common Stock and utilizing the average of the bid and ask price of the Common Stock on February 17, 1995 of $1.00 per share as reported on the NASDAQ Small-Cap Market, the holders of the Series III Preferred Stock would be entitled to receive a total of 3,930,000 shares of Company Common Stock.

			    PLAN OF DISTRIBUTION

      The Company is offering to sell up to 3,000,000 shares of the New Common Stock to the public, including the Company's current shareholders, depositors and other customers of the Bank as well as persons or entities residing within and outside of the Bank's market area, at the price of $2.50 per share of New Common Stock. The Company intends to commence the sale of the New Common Stock immediately upon the effective date of the Registration Statement of which this Prospectus is a part and continue the offering of the New Common Stock until such time as the Board of Directors determines to terminate the Offering. There is no limit on the number of shares of New Common Stock that may be subscribed for or purchased in the Offering, subject to receipt of any necessary regulatory approvals.

      Concurrently with the New Common Stock Offering, or upon termination of such Offering, the Company may offer for public sale up to $3,352,000 of the New Short-Term Notes directly or through one or more registered broker-dealers. Based on the market conditions at the time of the Offering, the Company may also sell, in one or more transactions, the New Short-Term Notes to one or more accredited investors, including but not limited to sophisticated institutional investors, wealthy individuals or other similar purchasers directly or through a registered broker dealer.

       Under the terms of the Bank's recently amended Revised Capital Plan, the Company's principal shareholder, Mr. Randolph W. Lenz, has agreed to purchase such amount of unsold New Common Stock or New Short-Term Notes offered by the Company hereby as will permit the Company to realize a minimum of $1.2 million of net proceeds in connection with its Offering on or before September 30, 1995. See "Regulation and Supervision of the Company and the Bank--The Bank's Initial and Revised Capital Plans". The Company reserves the right to terminate the Offering in its sole and absolute discretion without notice prior to delivery of the certificates or notes evidencing the New Common Stock or the New Short-Term Notes.

      The Company has been advised by the Selling Securities Holders that such holders of the Company's Securities may sell, from time to time, all or any amount of the Securities following the effectiveness of the Registration Statement. The Company is not aware of any intention or agreement, written or oral, on the part of the Selling Securities Holders to sell any of their Securities through underwriters, brokers, dealers or agents.

      The Company or the Selling Security Holders, as appropriate, may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents (which agents may be affiliates of the Company) that solicit or receive offers on behalf of the Company or the Selling Security Holders, as applicable, or through dealers or through a combination of any such method of sale. Any such underwriter, dealer or agent involved in the offer and sale of the Securities is named in the Prospectus Supplement.

      The Securities may be distributed in one or more transactions from time to time at a fixed price or prices (which may be changed from time to time) at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company or the Selling Security Holders also may, from time to time, authorize agents of the Company or the Selling Security Holders acting on a best efforts or other basis to solicit or receive offers to purchase the Securities upon the terms and conditions as are set forth in the Prospectus or in a Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agent.

      Any underwriting compensation paid by the Company or the Selling Security Holders to underwriters or agents in connection with the offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the Prospectus or in a Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities (including agents only soliciting or receiving offers to purchase Securities on behalf of the Company) may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

      Certain of the underwriters and their associates may be customers of, engage in transactions with and perform services for the Company or the Bank in the ordinary course of business.

      All expenses of registration of the Securities, estimated to be approximately $175,000, shall be borne by the Company. Normal commission expense and brokerage fees, as well as any applicable transfer taxes are payable individually by the Company or the Selling Securities Holders, as applicable.


		    DESCRIPTION OF THE SECURITIES

      The following statements are summaries of material provisions of the Company's Securities and are qualified in their entirety by reference to the complete texts of the Company's Certificate of Incorporation (the "Certificate") and the Securities themselves, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

      Under the Company's Certificate, the Company is authorized to issue 20,000,000 shares of common stock, par value $0.01 per share, and 100,000 shares of preferred stock, without par value. As of March
31, 1995, there were 2,012,514 shares of the Company's Common Stock outstanding, 23,000 shares of Series I Preferred, 50,000 shares of Shares II Preferred and 396 shares of Series III Preferred outstanding. On June 28, 1994, the Company's shareholders approved a one-for-five reverse stock split of the Common Stock which reverse stock split was declared effective on July 25, 1994.

      Under the Company's Certificate, the Board of Directors is authorized, without further shareholder action, to provide for the issuance of the preferred stock in one or more series, with such designations, number of shares, relative rights, preferences and limitations as shall be set forth in resolutions providing for the issuance thereof adopted by the Board of Directors.

      The Company is authorized to issue, from time to time, senior and subordinated debt. In March of 1993, the Company issued $220,000 of principal amount of Term Debt Securities, due March 31, 1999. In March of 1994, the Company, in connection with the Bank's Capital Plan, issued $1,090,000 of principal amount of Convertible Debt Securities in exchange for the outstanding Bank Capital Notes which resulted in an increase in the Bank's Tier 1 Capital by the principal amount of the Bank Capital Notes. In September and December of 1994, the Company issued $3,638,000 and $148,000, respectively, of Short-Term Notes. As of the date of this Prospectus, $148,000 of Short-Term Notes remains issued and outstanding. The Convertible Debt Securities, the Term Capital Notes and the Short-Term Notes rank senior to the Company's Common Stock and Series I, II and III Preferred Stock, the Convertible Debt Securities and the Term Capital Notes rank on a par with each other and rank junior to the Short-Term Notes and any other Senior Indebtedness of the Company (as defined therein).

      In addition, the Board of Directors of the Company is authorized to grant warrants and options to acquire Company Common Stock on such terms and conditions as the Board deems appropriate. In March 1994, as part of the Bank's Capital Plan, the Company issued the Warrant to Mr. Randolph W. Lenz, the investor in the Series I, Series II and Series III Preferred Stock. The Warrant was amended and restated as of July 25, 1994. In December 1994, the Company entered into a Stock Option Agreement with Mr. Charles Pignatelli, the Company's and the Bank's President and Chief Executive Officer, which agreement provided for the issuance of the Compensatory Options. Also in December 1994, the Board of Directors of the Company approved the Company's Incentive Stock Option Plan, subject to approval and ratification of the Plan by the Company's shareholders at the 1995
Annual Shareholders Meeting. The Company's Incentive Stock Option Plan was approved at the June 29, 1995 Annual Shareholders Meeting.

			 COMPANY COMMON STOCK

      Voting Rights. Holders of the Common Stock are entitled to one vote for each share held and have no cumulative voting rights.

      Dividends. Subject to such preferences, limitations and relative rights as may be fixed for any series of preferred stock that may be issued, including the Series I Preferred Stock, the Series II Preferred Stock and the Series III Preferred Stock, holders of Common Stock are entitled to receive such dividends, when, as and if declared by the Board of Directors out of funds legally available therefor.

      Under Connecticut law, the Company may pay dividends only if the payment thereof would allow the Company to pay its debts as they become due in the usual course of business and the Company's total assets would not be less than its total liabilities.

      Cash available for dividend distribution to the holders of the Company's Common Stock and preferred stock, including the presently outstanding shares of Series I, II and III Preferred Stock, must initially come from dividends paid to the Company by the Bank. Accordingly, restrictions on the Bank's cash dividend payments directly affect the payment of cash dividends by the Company.

      The Bank is subject to certain limitations on the amount of cash dividends that it can pay, without the prior approval of the Banking Commissioner. The FDIC and the Banking Commissioner are authorized to determine under certain circumstances relating to the financial condition of a state non-member bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, the Bank is currently prohibited by the 1991 Order from paying any cash dividends without the prior written approval of the FDIC and the Banking Commissioner.

      Liquidation. In the event of liquidation, after payment of or provision for all debts and liabilities and subject to the rights of any series of preferred stock which may be outstanding, including the Series I, the Series II and the Series III Preferred Stock, the holders of Common Stock would share pro rata in all assets distributable to shareholders in respect of shares held by them.

      Preemptive Rights.  Holders of Common Stock have no preemptive rights.

      Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

	  SERIES I PREFERRED STOCK

      Voting Rights. Except as required by applicable law, the Series I Preferred Stock does not have any voting rights.

      If any amendment to the Company's Certificate would create
(or increase the authorized number of shares of) any class of stock ranking senior to the Series I Preferred Stock in any respect, then the affirmative vote of the holders of a majority of all outstanding shares of Series I Preferred Stock, voting as a separate class, would be required for its adoption.

      Dividends. Holders of the Series I Preferred Stock are entitled to cumulative quarterly dividends accruing from the date of issue, when, as and if declared by the Board of Directors out of funds legally available therefor, at the annual rate of Wall Street Journal Prime Rate, provided, however, that such rate shall not exceed fifteen percent and shall not be less than seven percent per annum. If all accrued dividends on the Series
I Preferred Stock have not been paid or set apart for payment, (i) no dividends or other distributions may be paid or set apart for payment on the Common Stock or any other class of capital stock ranking on parity with or junior to the Series I Preferred Stock as to dividends or other distributions, (ii) the Company is prohibited from purchasing, redeeming or otherwise acquiring the Common Stock or any other class of capital stock ranking on parity with or junior to the Series I Preferred Stock as to dividends, and (iii) the Company is prohibited from issuing any preferred stock which ranks senior to the Series I Preferred Stock.

      Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or otherwise, after payment or provision for payment of the debts and other liabilities of the Company, the holders of the Series I Preferred Stock are entitled to receive, out of the assets of the Company legally available for distribution to its shareholders, the amount of $100 in cash for each share of Series I
Preferred Shares, plus an amount equal to all dividends accrued and unpaid on each such share up to the date fixed for distribution, before any distribution may be made to the holders of the Common Stock or any other class of capital stock ranking junior to the Series I Preferred Stock as to dividends or other distributions.

      Redemption. The Series I Preferred Stock is redeemable in whole or in part, at the option of the Company, at $100 per share on or after January 1, 1990, plus in each case any accumulated and unpaid dividends to the date fixed for redemption, subject to receipt of any required regulatory approvals.

      Conversion. At any time prior to redemption, shares of Series I Preferred Stock are convertible at the option of the holders into Common Stock at the current conversion rate of two shares of the Common Stock for each shares of Series I Preferred Stock (after giving effect to the five-for-one reverse stock split), except that, with respect to shares of Series I Preferred Stock called for redemption, the right to convert ceases at the close of business on the last business day before the redemption date. No payment or adjustment on account of dividends accrued or in arrears will be made on the shares of Series I Preferred Stock surrendered for conversion.

      The conversion rate is subject to adjustment in the event of payment of a dividend in shares of capital stock of the Company, any subdivision or combination of the Common Stock or a reclassification of the Common Stock. The conversion rate also is subject to adjustment in case of any issuance of rights to holders of Common Stock to subscribe for shares of Common Stock at less than the then current market price or any distribution to holders of Common Stock of evidences or indebtedness or assets.

      No fractional shares of Common Stock will be issued on conversion, but if such conversion results in a fraction, a cash adjustment will be paid.

      Preemptive Rights. The holders of Series I Preferred Stock are not entitled to any preemptive rights.

      Transfer Agent, Conversion Agent and Registrar. The transfer agent, conversion agent and registrar for the Series I Preferred Stock, and the transfer agent and registrar of the Common Stock issuable upon conversion thereof, is the Bank.

	  SERIES II PREFERRED STOCK

      Voting Rights. Except as required by applicable law, the Series II Preferred Stock does not have any voting rights. If any amendment to the Company's Certificate would create (or increase the authorized number of shares of) any class of stock ranking senior to the Series II Preferred Stock in any respect, then the affirmative vote of the holders of a majority of all outstanding shares of Series II Preferred Stock, voting as a separate class, would be required for its adoption.

      Dividends. Holders of the Series II Preferred Stock are entitled to cumulative quarterly dividends accruing from the date of issue, when, as and if declared by the Board of Directors out of funds legally available therefor, at the annual rate of the Wall Street Journal Prime Rate plus four percent. If all accrued dividends on the Series II Preferred Stock have not been paid or set apart for payment, (i) no dividends or other distributions may be paid or set apart for payment on the Common Stock or any other class of capital stock ranking on parity with or junior to the Series II Preferred Stock as to dividends or other distributions,
(ii) the Company is prohibited from repurchasing, redeeming or otherwise acquiring the Common Stock or any other class of capital stock ranking on parity with or junior to the Series II Preferred Stock as to dividends, and (iii) the Company is prohibited from issuing any preferred stock which ranks senior to the Series II Preferred Stock.

      Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or otherwise, after payment or provision for payment of the debts and other liabilities of the Company, the holders of the Series
II Preferred Stock are entitled to receive, out of the assets of the Company legally available for distribution to its shareholders, the amount of $74 in cash for each share of Series II Preferred Shares, plus an amount equal to all dividends accrued and unpaid on each such share up to the date fixed for distribution, before any distribution may be made to the holders of the Common Stock or any other class of capital stock ranking junior to the Series II Preferred Stock as to dividends or other distributions.

      Redemption. The Series II Preferred Stock is redeemable in whole or in part, at the option of the Company, at $74 per share plus in each case any accumulated and unpaid dividends to the date fixed for redemption, subject to receipt of any required regulatory approvals.

      Conversion. The holders of Series II Preferred Stock have no conversion privileges.

      Preemptive Rights. The holders of Series II Preferred Stock are not entitled to any preemptive rights.

      Transfer Agent and Registrar. The transfer agent and registrar for the Series II Preferred Stock, is the Bank.

	  SERIES III PREFERRED STOCK

      Voting Rights. Except as required by applicable law, the Series III Preferred Stock does not have any voting rights.

      If any amendment to the Company's Certificate would create
(or increase the authorized number of shares of) any class of stock ranking senior to the Series III Preferred Stock in any respect, then the affirmative vote of the holders of a majority of all outstanding shares of Series III Preferred Stock, voting as a separate class, would be required for its adoption.

      Dividends. Holders of the Series III Preferred Stock are entitled to cumulative quarterly dividends accruing from the date of issue, when, as and if declared by the Board of Directors out of funds legally available therefor, at the annual rate of the Wall Street Journal Prime Rate plus five percent. If all accrued dividends on the Series III Preferred Stock have not been paid or set apart for payment, (i) no dividends or other distributions may be paid or set apart for payment on the Common Stock or any other class of capital stock ranking on parity with or junior to the Series III Preferred Stock as to dividends or other distributions,
(ii) the Company is prohibited from repurchasing, redeeming or otherwise acquiring the Common Stock or any other class of capital stock ranking on parity with or junior to the Series III Preferred Stock as to dividends, and (iii) the Company is prohibited from issuing any preferred stock which ranks senior to the Series III Preferred Stock.

      Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or otherwise, after payment or provision for payment of the debts and other liabilities of the Company, the holders of the Series
III Preferred Stock are entitled to receive, out of the assets of the Company legally available for distribution to its shareholders, he amount of $10,000 in cash for each share of Series III Preferred Shares, plus an amount equal to all dividends accrued and unpaid on each such share up to the date fixed for distribution, before any distribution may be made to the holders of the Common Stock or any other class of capital stock ranking junior to the Series III Preferred Stock as to dividends or other distributions.

      Redemption. The Series III Preferred Stock is redeemable in whole or in part, at the option of the Company, at $10,000 per share plus in each case any accumulated and unpaid dividends to the date fixed for redemption, subject to receipt of any required regulatory approvals.

      Conversion. The shares of Series III Preferred Stock are convertible into the Company's Common Stock, Preferred Stock or any other capital instrument of the Company, or, at the option of the holders, into a combination of such shares and shares of Common Stock, Preferred
Stock or other capital instrument of the Bank, with a market value equal to the stated value. At the option of the holders, the Company shall pay accrued and unpaid dividends in shares of Common Stock, Preferred Stock or other capital instrument of the Company or of the Bank with a market value at the time of payment equal to the dividend being paid.

      Preemptive Rights. The holders of Series III Preferred Stock are not entitled to any preemptive rights.

      Transfer Agent and Registrar. The transfer agent and registrar for the Series III Preferred Stock, is the Bank.

	  CONVERTIBLE DEBT SECURITIES

      Principal Amount and Form of Debt Security. The Convertible Debt Securities were issued by the Company on March 23, 1994 in an exchange of the Convertible Debt Securities for all of the outstanding mandatory convertible subordinated capital notes of the Bank (the "Bank Capital Notes"). The Convertible Debt Securities are mandatory convertible subordinated capital notes of the Company in the aggregate principal amount of $1,090,000.
The Convertible Debt Securities have been issued without coupons in denominations of $1,000 and integral multiples thereof.

      Maturity and Conversion.  The principal amount of the Convertible
Debt Securities will be due on July 1, 1997 (the "Maturity Date") and will be convertible at the Maturity Date or at any time prior thereto at the option of the holder (the "Conversion Date") into shares of the Company's Common Stock with a market value equal to the principal amount of the Convertible Debt Securities. At the option of the Company and subject to receipt of regulatory approval, the Convertible Debt Securities will be payable or convertible into perpetual preferred stock or other primary equity securities having a market value equal to their principal amount.
For purposes of the Convertible Debt Securities, the market value of the Company's Common Stock will be determined based on the 60 trading day average of the closing bid price for the period immediately preceding the Maturity Date or the Conversion Date. If the trading volume is insufficient, the Company will utilize such other reasonable indices of market value as it selects.

      Interest Rate. The Convertible Debt Securities bear interest payable quarterly at the annual rate of 125 percent of the Wall Street Journal Prime Rate plus one. In the event the Company is unable to pay the interest on the Convertible Debt Securities due to the absence of cash dividends from the Bank or a regulatory restriction on the Company's payment of interest on its subordinated or other debt securities, the unpaid interest will accrue until the Company has the resources or regulatory approval to make such payments. The failure of the Company to pay cash interest on the Convertible Debt Securities on these grounds will not result in a default under the Convertible Debt Securities.

      Redemption. The Convertible Debt Securities are redeemable, at the option of the Company and with such regulatory approval as may be necessary in cash in whole or in part upon 30 days' notice at 100 percent of the unpaid principal amount of the Convertible Debt Securities, plus accrued and unpaid interest to the date of redemption.

      Subordination. The Convertible Debt Securities are subordinated in the right of payment of interest and principal to the prior payment of all senior indebtedness of the Company. The Convertible Debt Securities are on a par with other subordinated capital notes of the Company, such as the Term Debt Securities, and are senior to all equity interests in the Company, including the Common Stock and Series I, II and III Preferred Stock.

      Registration Rights. The Company is obligated to include the Convertible Debt Securities and the shares of Common Stock into which the Convertible Debt Securities are convertible in the next registration statement filed by the Company with the Commission pursuant to the Securities Act.

      Modification and Amendment. The holders of not less than 66-2/3 percent of the outstanding principal amount of the Convertible Debt Securities may modify or amend the terms of the Convertible Debt Securities, except that each holder must consent to any modification that extends the Maturity Date or reduces the principal amount or the interest rate or impairs the conversion rights of the holders of the Convertible Debt Securities.


	  TERM DEBT SECURITIES

      Principal Amount and Form of Debt Security. The Term Debt Securities were issued by the Company on March 31, 1993 in the aggregate principal amount of $220,000. The Term Debt Securities have been issued without coupons in denominations of $1,000 and integral multiples thereof.

      Maturity and Conversion.  The principal amount of the Term
Debt Securities will be due and payable in cash by the Company on March 31, 1999 (the "Maturity Date"). The Term Debt Securities have no conversion rights or feature.

      Interest Rate. The Term Debt Securities bear interest payable quarterly at the annual rate of four percentage points above the Wall Street Journal Prime Rate. In the event the
Company is unable to pay the interest on the Term Debt Securities due to the absence of cash dividends from the Bank or a regulatory restriction on the Company's payment of interest on its subordinated or other debt securities, the unpaid interest will accrue until the Company has the resources or regulatory approval to make such payments. The failure of the Company to pay cash interest on the Term Debt Securities on these grounds will not result in a default under the Term Debt Securities.

      Redemption. The Term Debt Securities are redeemable, at the option of the Company and with such regulatory approval as may be necessary, in cash in whole or in part upon 30 days' notice at 100 percent of the unpaid principal amount of the Term Debt Securities, plus accrued and unpaid interest to the date of redemption.

      Subordination. The Term Debt Securities are subordinated in the right of payment of interest and principal to the prior payment of all senior indebtedness of the Company. The Term Debt Securities are on a par with other subordinated capital notes of the Company, such as the Convertible Debt Securities, and are senior to all equity interests in the Company, including the Common Stock and Series I, II and III Preferred Stock.

	  SHORT-TERM NOTES

      Principal Amount and Form of Debt Security. The Company has $148,000 of Short-Term Notes issued and outstanding. The Company proposes to issue Short-Term Notes in the aggregate principal amount of up to $3,354,000.
The Short-Term Notes will be issued without coupons in denominations of $1,000 and integral multiples thereof.

      Maturity and Conversion.  The principal amount of the Short-
Term Notes will be due and payable in cash by the Company on September 1, 1996 (the "Maturity Date"). The Short-Term Notes will have no conversion rights or feature.

      Interest Rate. The Short-Term Notes will bear interest payable quarterly at the annual rate of five percentage points above the Wall Street Journal Prime Rate. In the event the Company is unable to pay the interest on the Short-Term Notes due to the absence of cash dividends from the Bank or a regulatory restriction on the Company's payment of interest on its senior debt securities, the unpaid interest will accrue until the Company has the resources or regulatory approval to make such payments. The failure of the Company to pay cash interest on the Short-Term Debt Securities on these grounds will not result in a default thereunder.

      Redemption. The Short-Term Notes will be redeemable, at the option of the Company and with such regulatory approval as may be necessary, in cash in whole or in part upon 30 days' notice at 100 percent of the unpaid principal amount of the Short-Term Notes, plus accrued and unpaid interest to the date of redemption.

      Subordination. The Short-Term Notes will be senior indebtedness of the Company. The Short-Term Notes will rank senior in right of payment of interest and principal to: (i) future senior indebtedness of the Company,
(ii) all existing or future junior or other subordinated indebtedness of the Company, including but not limited to the Convertible Debt Securities and the Term Debt Securities, and (iii) all equity interests in the Company, including the Common Stock and Series I, II and III Preferred Stock.

	  WARRANT

      The Warrant, issued to Mr. Randolph Lenz (the "Holder") on
March 24, 1994, and amended as of July 25, 1994, entitles the Holder to purchase, from the Company, at an exercise price of $0.05 per share (adjusted for the one-for-five reverse stock split), in the aggregate, such number of shares of Company Common Stock as may be necessary for the Holder to maintain a level of Common Stock ownership equal to 51 percent of the issued and outstanding shares of Company Common Stock on a fully diluted basis ("Threshold Level"). The Warrant was restated as of March
24, 1994 to correct certain drafting errors. In addition, the Warrant was amended and restated as of July 25, 1994, to lower the Threshold Level in the Warrant from 66 percent to 51 percent. The Company anticipates that the amended terms of the Warrant will facilitate the issuance of the New Common Stock. The Warrant is exercisable by the Holder at any time commencing on the first business day following the reduction in the number of issued and outstanding shares of Company Common Stock through the one-for-five reverse stock split (the "Initial Exercise Date") and continuing until the date ten years following the Initial Exercise Date (the "Warrant Exercise Period") provided, however, that a triggering event ("Triggering Event") has occurred or the Company is on notice that a Triggering Event will occur within thirty days thereof, whichever is earlier. The Warrant defines a Triggering Event to include any of the following: (i) the Company has entered into an agreement to issue additional shares of Common Stock for cash or other consideration which would result in the Holder's ownership falling below the Threshold Level; or (ii) one or more holders of the Company's outstanding Common Stock warrants, options or rights gives notice of exercise, or exercises, any such warrant, option or rights which, upon exercise thereof, would cause the Holder's ownership of Common Stock to fall below the Threshold Level; or (iii) one or more holders of the Company's equity or debt instruments convertible or exchangeable into Common Stock, or such instrument by its terms converts through the happening of certain events or at maturity or otherwise into Common
Stock, which after giving effect to any such conversion or exchange, would cause the Holder's ownership of Common Stock to fall below the Threshold Level; or (iv) any other issuance of Common Stock which would directly or indirectly cause or result in the Holder's ownership of Common Stock to fall below the Threshold Level. The Holder of the Warrant is required to receive any necessary regulatory approval prior to exercising the Warrant.

	There are no Federal income tax consequences to the Company or to the Holder in connection with the Company's issuance of the Warrant or the Holder's exercise thereof.

	  COMPENSATORY OPTIONS

      In December 1994, the Company entered into an agreement with Charles Pignatelli, the Company's and the Bank's President and Chief Executive Officer, to issue the Compensatory Options. Under the terms of the Compensatory Options, the Chief Executive Officer has been granted the right to acquire, for a price of $1.25 per share, a total of 5 percent of the issued and outstanding shares of Company Common Stock, which vest at the rate of 1 percent per year for each year of service. As of the date of this Prospectus, the Chief Executive Officer is entitled to exercise Compensatory Options representing 1 percent of the issued and outstanding shares of Common Stock.

	In July 1994, the Company entered into an option agreement with EQ Corporation, an unaffiliated company (i.e., no common officers, directors or shareholders). EQ Corporation acts as the Bank's financial leasing agent and consultant with respect to the Bank's financial leasing activities. The purpose of the option agreement was to provide EQ Corporation with incentives to generate significant financial leasing transactions.
The parties determined that the option agreement served as a potential obstacle or impediment to the Company's efforts to raise additional equity capital. Accordingly, in January 1995, the option agreement was terminated and any options theretofore which had vested were cancelled.

		LEGAL MATTERS

      Certain legal matters in connection with the Securities offered hereby will be passed upon for the Company by Thomas S.
Gallagher, Esq., 66 Larchmont, Larchmont, New York, including an opinion to the effect that the shares of New Common Stock and the New Short-Term Notes will, when issued as contemplated in this Prospectus, be validly issued, fully paid and non-assessable.


		    EXPERTS

      The Consolidated Financial Statements of the Company as of
December 31, 1994 and December 31, 1993 included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, and incorporated by reference in this Prospectus, have been audited by BDO Seidman as set forth in its reports appearing therein. The Consolidated Financial Statements of the Company as of December 31, 1992 included in the Company's Annual Report on Form 10-K for the year ended December 31,
1994 and incorporated by reference in this Prospectus have been audited by Coopers & Lybrand as set forth in its report appearing therein. Such Consolidated Financial Statements have been incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.


	  No dealer,  salesman or  other
	  person has been  authorized to
	  give  any  information  or  to
	  make   representations   other
	  than those  contained in  this
	  Prospectus, and,  if given  or
	  made,   such   information  or
	  representations  must  not  be
	  relied  upon  as  having  been
	  authorized  by  the   Company.
	  Neither the  delivery of  this
	  Prospectus nor  any sale  made
	  hereunder  shall,  under   any
	  circumstances,    create    an
	  implication      that      the
	  information herein is  correct
	  as of  any time  subsequent to
	  this  date.   This  Prospectus
	  does not  constitute an  offer
	  or solicitation  by anyone  in
	  any jurisdiction in which such
	  offer or  solicitation is  not
	  qualified  or  in   which  the
	  person  making  such  offer or
	  solicitation is not  qualified
	  to do so or to anyone  to whom
	  it  is unlawful  to make  such
	  offer or solicitation.


		 TABLE OF CONTENTS

					       Page
	  Delivery of Latest Annual
	    Report on Form 10-K, All Quarterly
	    Reports on Form 10-Q and Current
	    Reports on Form 8-K Filed Since
	    End of Fiscal Year Covered by
	    Latest Annual Report and Latest
	    Definitive Proxy Statement With
	    the Prospectus
	  Incorporation of Certain
	    Documents by Reference
	  Available Information
	  Prospectus Summary
	  Risk Factors and Investment
	    Considerations
	  The Company
	  Regulation and Supervision
	    of the Company and the Bank
	  Use of Proceeds
	  Ratio of Earnings to Fixed Charges
	  Selected Consolidated Financial Data
	  Recent Developments
	  Capitalization
	  Selling Securities Holders
	  Plan of Distribution
	  Description of the Securities
	  Legal Matters
	  Experts

	       CBC BANCORP, INC.

	      Common Stock (par value
	    $0.01), Series I Cumulative
	    Convertible Preferred Stock
	  (without par value), Series II
	    Cumulative Preferred Stock
	  (without par value), Series III
	  Cumulative Convertible Preferred
	      Stock (without par value),
	  Mandatory Convertible Subordinated
	    Capital Notes, Subordinated
		  Capital Notes,
	      Short-Term Senior Notes
	      and Common Stock Warrant

		    PROSPECTUS

		  August    , 1995


				 PART II

		   INFORMATION NOT REQUIRED IN PROSPECTUS

      ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee . . $7,010.05 Fees and expenses of Transfer Agent and Registrar . . 2,000.00
Printing and engraving expenses . . . . . . . . . . . . 20,000.00
Legal fees and expenses . . . . . . . . . . . . . . .  100,000.00
Accounting fees and expenses  . . . . . . . . . . . . . 25,000.00
Blue Sky fees and expenses  . . . . . . . . . . . . . .  5,000.00
Miscellaneous expenses  . . . . . . . . . . . . . . . . 15,989.95
  Total   . . . . . . . . . . . . . . . . . . . . . . $175,000.00


      ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Connecticut Stock Corporation Act permits a Connecticut corporation to indemnify any person who was or is a party or is threatened to be made a party to any action (other than an action by or in the right of the corporation, i.e., a "derivative action") by reason of the fact that he is or was a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement reasonably incurred by such person if he or she acted in good faith and in a manner such individual reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal action, which he or she had no reason to believe was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of such an action and requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. Consequently, directors and officers of the Company may be entitled under those provisions to indemnification for grossly negligent business decisions. Employees and agents of the Company may be indemnified and granted an advancement of litigation expenses to the extent authorized from time to time by the Board of Directors of the Company.


      Indemnification may be made by the Company only upon the
determination that such director, officer, employee or agent has complied with the standard of conduct set forth above. Such
determination must be made on a case-by-case basis by: (i) a majority vote of disinterested directors; (ii) in instances where a quorum of disinterested directors is unavailable, then by independent legal counsel in a written opinion; or (iii) by a vote of the Company's stockholders.

      Connecticut corporate law permits corporations, such as the Company, to maintain indemnification insurance against any liability asserted against an officer or director and arising out of the individual's position, whether or not pursuant to Connecticut law the particular corporation would have the power to indemnify such individual. The Company does not maintain director and officer liability insurance for the benefit of the directors and officers of the Company.

      Any indemnification rights set forth under Connecticut law continue after such person has ceased to hold office and such rights inure to the benefit of the heirs, executors and administrators of any person so eligible for indemnification.

	  ITEM 16. EXHIBITS

	  Exhibit Number          ______________

	    2 Stock Purchase Agreement, dated as of March 16, 1992, by and between Amity Bancorp, Inc. and Randolph W. Lenz (Filed as Exhibit A to the Company's 8-K filed March 26, 1992 and incorporated herein by reference).

	    3(a)(1) Articles of Incorporation of the Company (Filed as
		    Exhibit 3(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1987 and incorporated herein by reference).

	    3(a)(2) Amendment to Article  Third of the  Certificate of
		    Incorporation of the Company (Filed as Exhibit 3(a)(2) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

	    3(a)(3) Amendment to  Article First of the  Certificate of
		    Incorporation of the Company (Filed as Exhibit 3(a)(3) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference).

	    3(a)(4) Amendment to  Article Third of  the Certificate of
		    Incorporation of the Company (Filed as Exhibit 3(a)(4) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference).

	    3(a)(5) Amendment to  Article Third of the  Certificate of
		    Incorporation of the Company (Filed as Exhibit 3(a)(4) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference).

	   3(a)(6) Amendment to Article Third of the Certificate of Incorporation of the Company (Filed as Exhibit 3(a)(6) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	   3(a)(7) Amendment to Article Third of the Certificate of Incorporation of the Company (Filed as Exhibit 3(a)(7) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	    3(b) Bylaws of the Company (Filed as Exhibit 3(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1987 and incorporated herein by reference).

	    4(a) Debentures Agreement (Filed as Exhibit 4(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1987 and incorporated herein by reference).

	    4(b) Preferred Stock Agreement (Filed as Exhibit 4(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1987 and incorporated herein by reference).

	    4(c)    Capital Note  Dated March  31, 1993,  Due March  31,
		    1999.*

	    4(d) Form of Mandatory Convertible Subordinated Capital Note, Due July 1, 1997.*

	    4(e)    Form of Series I Preferred Stock Certificate.*

	    4(f)    Form of Series II Preferred Stock Certificate.*

	    4(g)    Amended  and Restated Warrant, effective as of July 25,
		    1994.*

	    4(h) Stock Option Agreement, by and between the Company and EQ Corporation, dated as of June 23, 1994.*

	    4(i)    Form of Short-Term Senior Notes*

	    4(j)    Form of Series III Preferred Stock Certificate
		    (Filed as Exhibit 4(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	      5 Opinion of Thomas S. Gallagher, Esq., as to the legality of the Securities being registered, including consent of such counsel.*

	      9 Voting Trust Agreement (Filed as Exhibit 9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1987 and incorporated herein by reference).

	    10(a) Incentive Stock Option Plan (Filed as Exhibit 10 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1987 and incorporated herein by reference).

	    10(b) Employment Agreement, by and between the Bank and an executive officer of the Bank and the Company,
		    effective January 1, 1989 (Filed as Exhibit 10(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1988 and incorporated herein by reference).

	    10(c) Deferred Compensation Agreement, by and between the Bank and an executive officer of the Bank and the Company, dated as of February 8, 1990 (Filed as Exhibit 10(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

	    10(d) Amended Employment Agreement, by and between the Bank and an executive officer of the Bank and the Company, dated as of October 30, 1992 (Filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

	    10(e) Consulting Agreement, by and between the Bank and a company affiliated with a director of the Company, dated as of December 1, 1992 (Filed as Exhibit 10(e) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

	    10(f) Employment Agreement, by and between the Bank and an executive officer of the Bank and the Company, dated as of July 21, 1994.*

	    10(g) Stock Option Agreement, by and between the Company and an executive officer of the Company and the Bank, dated as of December 13, 1994 (Filed as Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	     10(h) 1994 Incentive Stock Option Plan of the Company (Filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	     10(i) Exchange Agreement, by and between the Company and the Company's principal shareholder, dated and effective as of December 31, 1994 (Filed as Exhibit 10(l) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	     10(j) Agreement, by and between the Company and EQ Corporation, dated January 18, 1995, canceling the Option (Filed as
		    Exhibit 10(m) to the Company's Annual Report on Form
		    10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	     12     Computation of Earnings to Fixed Charges.

	    16(a) Letter dated October 23, 1992 from Deloitte & Touche regarding resignation of certifying accountants (Filed as Exhibit 16(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

	    16(b) Letter dated November 6, 1992 from Deloitte & Touche regarding comments on Form 8-K of the Company dated October 22, 1992 (Filed as Exhibit 16(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

	    16(c) Letter dated December 15, 1993 from Coopers & Lybrand regarding resignation of certifying accountants (Filed as Exhibit 16(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference).

	    16(d) Letter dated January 11, 1994 from Coopers & Lybrand regarding comments on Form 8-K of the Company dated December 15, 1993 (Filed as Exhibit 16(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference).

	    22(a) Subsidiaries of the Registrant as of December 31, 1992 (Filed as Exhibit 22 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

	    22(b) Subsidiaries of the Registrant (Filed as Exhibit 22(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference).

	    23(i)   Consent of Thomas S. Gallagher, Esq. (contained in
		    Exhibit 5).*

	    23(ii)(a) Consent of BDO Seidman with regard to the incorporation
		      by reference into this Registration Statement of its report on the Company's 1994 and 1993 Consolidated Financial Statements dated January 27, 1995 which was ncorporated by reference by the Company into its Annual Report on Form 10-K for the fiscal year ended December 31, 1994.*

	    23(ii)(b) Consent  of Coopers &  Lybrand with regard  to the
		      incorporation by reference into this Registration Statement of its report on the Company's 1992 Consolidated Financial Statements dated April 19,
		      1993 which was incorporated by reference by the Company into its Annual Report on Form 10-K for the fiscal year ended December 31, 1994.*

	    27 Financial Data Schedule (Filed as Exhibit 27 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	    28(ii)(1) Company's Annual Report on Form 10-K/A for the fiscal
		      year ended December 31, 1994.

	    28(ii)(2) Company' Quarterly Report on Form 10-Q for the quarter
		      ended March 31, 1995.*

	    28(ii)(3) Company's Current Report on Form 8-K, dated June 22,
		      1995.*

	    28(ii)(4) Company's Current Report on Form 8-K, dated July 11,
		      1995.*

	    28(ii)(5) Company's Definitive Proxy Statement, dated June 7,
		      1995.*

______________________________

*  Previously filed with the Commission.

	  ITEM 17.  UNDERTAKINGS

      The undersigned Registrant hereby undertakes:

	(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

	(i)    to include any prospectus  required by Section
	       10(a)(3) of the Securities Act of 1933;

	(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

	(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      Provided, however, that paragraphs 1(i) and 1(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to deliver, or cause to be delivered, with the prospectus to each person to whom the prospectus is sent or given, the latest annual report to security-holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered, to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

			     SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-2 and has duly caused this Amendment No. 4 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Woodbridge, State of Connecticut, on August 11, 1995.

			      CBC BANCORP, INC.

			      By: /s/ Charles Pignatelli
			      Charles Pignatelli
			      President and Chief Executive Officer

	       Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature                            Title

/s/ Charles Pignatelli               Director, President and
Charles Pignatelli                   Chief Executive Officer
				     (Principal executive officer)

/s/ David Munzer                     Senior Vice President
David Munzer                         and Chief Financial Officer
				     of Connecticut Bank of Commerce
				     (Principal financial officer)

/s/ Barbara H. Van Bergen            Vice President of Finance of
Barbara H. Van Bergen                CBC Bancorp, Inc.
				     (Principal accounting officer)

/s/ Randolph W. Lenz                 Chairman of the Board of
Randolph W. Lenz                     Directors

/s/ Marcial Cuevas                   Director
Marcial Cuevas

/s/ Jack Wm. Dunlap                  Director
Jack Wm. Dunlap

/s/ Steven Levine                    Director
Steven Levine

Date: August 11, 1995

				  EXHIBIT INDEX

	  Exhibit Number           Description

	    2 Stock Purchase Agreement, dated as of March 16, 1992, by and between Amity Bancorp, Inc. and Randolph W. Lenz (Filed as Exhibit A to the Company's 8-K filed March 26, 1992 and incorporated herein by reference).

	    3(a)(1) Articles of Incorporation of the Company (Filed as
		    Exhibit 3(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1987 and incorporated herein by reference).

	    3(a)(2) Amendment to Article  Third of the  Certificate of
		    Incorporation of the Company (Filed as Exhibit 3(a)(2) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

	    3(a)(3) Amendment to  Article First of the  Certificate of
		    Incorporation of the Company (Filed as Exhibit 3(a)(3) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference).

	    3(a)(4) Amendment to  Article Third of  the Certificate of
		    Incorporation of the Company (Filed as Exhibit 3(a)(4) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference).

	    3(a)(5) Amendment to  Article Third of the  Certificate of
		    Incorporation of the Company (Filed as Exhibit 3(a)(4) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference).

	   3(a)(6) Amendment to Article Third of the Certificate of Incorporation of the Company (Filed as Exhibit 3(a)(6) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	   3(a)(7) Amendment to Article Third of the Certificate of Incorporation of the Company (Filed as Exhibit 3(a)(7) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	    3(b) Bylaws of the Company (Filed as Exhibit 3(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1987 and incorporated herein by reference).

	    4(a) Debentures Agreement (Filed as Exhibit 4(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1987 and incorporated herein by reference).

	    4(b) Preferred Stock Agreement (Filed as Exhibit 4(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1987 and incorporated herein by reference).

	    4(c)    Capital Note  Dated March  31, 1993,  Due March  31,
		    1999.*

	    4(d) Form of Mandatory Convertible Subordinated Capital Note, Due July 1, 1997.*

	    4(e)    Form of Series I Preferred Stock Certificate.*

	    4(f)    Form of Series II Preferred Stock Certificate.*

	    4(g)    Amended  and Restated Warrant, effective as of July 25,
		    1994.*

	    4(h) Stock Option Agreement, by and between the Company and EQ Corporation, dated as of June 23, 1994.*

	    4(i)    Form of Short-Term Senior Notes*

	    4(j)    Form of Series III Preferred Stock Certificate
		    (Filed as Exhibit 4(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	      5 Opinion of Thomas S. Gallagher, Esq., as to the legality of the Securities being registered, including consent of such counsel.*

	      9 Voting Trust Agreement (Filed as Exhibit 9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1987 and incorporated herein by reference).

	    10(a) Incentive Stock Option Plan (Filed as Exhibit 10 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1987 and incorporated herein by reference).

	    10(b) Employment Agreement, by and between the Bank and an executive officer of the Bank and the Company,
		    effective January 1, 1989 (Filed as Exhibit 10(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1988 and incorporated herein by reference).

	    10(c) Deferred Compensation Agreement, by and between the Bank and an executive officer of the Bank and the Company, dated as of February 8, 1990 (Filed as Exhibit 10(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

	    10(d) Amended Employment Agreement, by and between the Bank and an executive officer of the Bank and the Company, dated as of October 30, 1992 (Filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

	    10(e) Consulting Agreement, by and between the Bank and a company affiliated with a director of the Company, dated as of December 1, 1992 (Filed as Exhibit 10(e) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

	    10(f) Employment Agreement, by and between the Bank and an executive officer of the Bank and the Company, dated as of July 21, 1994.*

	    10(g) Stock Option Agreement, by and between the Company and an executive officer of the Company and the Bank, dated as of December 13, 1994 (Filed as Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	     10(h) 1994 Incentive Stock Option Plan of the Company (Filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	     10(i) Exchange Agreement, by and between the Company and the Company's principal shareholder, dated and effective as of December 31, 1994 (Filed as Exhibit 10(l) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	     10(j) Agreement, by and between the Company and EQ Corporation, dated January 18, 1995, canceling the Option (Filed as
		    Exhibit 10(m) to the Company's Annual Report on Form
		    10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	     12     Computation of Earnings to Fixed Charges.

	    16(a) Letter dated October 23, 1992 from Deloitte & Touche regarding resignation of certifying accountants (Filed as Exhibit 16(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

	    16(b) Letter dated November 6, 1992 from Deloitte & Touche regarding comments on Form 8-K of the Company dated October 22, 1992 (Filed as Exhibit 16(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

	    16(c) Letter dated December 15, 1993 from Coopers & Lybrand regarding resignation of certifying accountants (Filed as Exhibit 16(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference).

	    16(d) Letter dated January 11, 1994 from Coopers & Lybrand regarding comments on Form 8-K of the Company dated December 15, 1993 (Filed as Exhibit 16(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference).

	    22(a) Subsidiaries of the Registrant as of December 31, 1992 (Filed as Exhibit 22 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

	    22(b) Subsidiaries of the Registrant (Filed as Exhibit 22(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference).

	    23(i)   Consent of Thomas S. Gallagher, Esq. (contained in
		    Exhibit 5).*

	    23(ii)(a) Consent of BDO Seidman with regard to the incorporation
		      by reference into this Registration Statement of its report on the Company's 1994 and 1993 Consolidated Financial Statements dated January 27, 1995 which was ncorporated by reference by the Company into its Annual Report on Form 10-K for the fiscal year ended December 31, 1994.*

	    23(ii)(b) Consent  of Coopers &  Lybrand with regard  to the
		      incorporation by reference into this Registration Statement of its report on the Company's 1992 Consolidated Financial Statements dated April 19,
		      1993 which was incorporated by reference by the Company into its Annual Report on Form 10-K for the fiscal year ended December 31, 1994.*

	     27 Financial Data Schedule (Filed as Exhibit 27 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

	    28(ii)(1) Company's Annual Report on Form 10-K/A for the fiscal
		      year ended December 31, 1994.

	    28(ii)(2) Company' Quarterly Report on Form 10-Q for the quarter
		      ended March 31, 1995.*

	    28(ii)(3) Company's Current Report on Form 8-K, dated June 22,
		      1995.*

	    28(ii)(4) Company's Current Report on Form 8-K, dated July 11,
		      1995.*

	    28(ii)(5) Company's Definitive Proxy Statement, dated June 7,
		      1995.*

____________________

*Previously filed with the Commission.